UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2012 – CPFL ENERGIA S.A.	Version: 2

Summary

Registration data

General information	1
Address	2
Marketable securities	3
Auditor	4
Share registrer	5
Investor Relations Officer or equivalent	6
Shareholders’ Department	7

Registration Form – 2012 – CPFL ENERGIA S.A.		Version: 2

1 - General information

Company Name:	CPFL ENERGIA S.A.
Initial Company name:	08/06/2002
Type of participant:	Publicly quoted corporation
Previous
company name:	Draft II Participações S.A
Date of Incorporation:	03/20/1998
CNPJ (Federal Tax ID):	02.429.144/0001-93
CVM CODE:	1866-0
Registration
Date CVM:	05/18/2000
State of CVM
Registration:	Active
Starting date
of situation:	05/18/2000
Country:	Brasil
Country in which the
marketable securities
are held in custody:	Brasil
Foreign countries in
which the marketable
securities are accepted
for trading
	Country	Date of admission
	United States	09/29/2004
Sector of activity:	Holding ( Electric Energy)
Description of activity:	Holdings
Issuer’s Category:	Category A
Registration Date
on actual category:	01/01/2010
Issuer’s Situation:	Operational
Starting date
of situation:	05/18/2000
Type of share control:	Private Holding
Date of last change of
share control:	11/30/2009

2

Registration Form – 2012 – CPFL ENERGIA S.A.		Version: 2

Date of last change of company year:
Day/Month of
year end:	12/31
Web address:	www.cpfl.com.br
Newspapers in which
issuer discloses its information:	Name of paper Jornal in which issuer discloses its information	FU
	Valor Econômico	SP

3

Registration Form – 2012 – CPFL ENERGIA S.A.	Version: 2

2 - ADDRESS

Company Address: Rua Gomes de Carvalho, 1510,  14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, ZIP CODE: 04547-005, TELEPHONE: (019) 3756-6083, FAX: (019) 3756-6089,  E-MAIL: ri@cpfl.com.br

Company Mailing Address: Rodovia Engenheiro Miguel Nopel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telefone (019) 3756-6083, Fax (019) 3756-6089, E-MAIL: ri@cpfl.com.br

4

Registration Form – 2012 – CPFL ENERGIA S.A.	Version: 2

3 - MARKETABLE SECURITIES

Shares		Trading			Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Bolsa	BM&FBOVESPA	09/29/2004		Novo Mercado 9/29/2004

Debentures		Trading			Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Organized Market	CETIP	05/18/2000		Traditional	05/19/2000

5

Registration Form – 2012 – CPFL ENERGIA S.A.	Version: 2

4 - AUDITOR INFORMATION

Is there an auditor?                   Yes

CVM CODE:                            385-9

Type of Auditor:                       Brazilian

INDEPENDENT ACCOUNTANT:            Deloitte Touche Tomatsu Auditores Independentes

CNPJ:                                    49.928.567/0001-11

Service Provision Period:         03/12/2012

PARTNER IN CHARGE             Service Provision Period                      CPF (INDIVIDUAL TAX ID)

Marcelo Magalhães Fernandes            03/12/2012                               110.931.498-17

CVM CODE:                           418-9

Type of Auditor:                       Brazilian

INDEPENDENT ACCOUNTANT:            KPMG Auditores Independentes

CNPJ:                                    57.755.217/0011-09

Service Provision Period:         04/01/2007 to 03/11/2012

PARTNER IN CHARGE             Service Provision Period                      CPF (INDIVIDUAL TAX ID)

Jarib Brisola Duarte Fogaça                04/01/2007 to 03/11/2012                      012.163.378-02

6

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

5 – SHARE REGISTRAR

Do you have service provider:                  Yes

Corporate Name:                                   Banco do Brasil

CNPJ:                                                  00.000.000/0001-91

Service Provision Period:                        01/01/2011

Address: Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, ZIP CODE: 20031-080, Telephone (021) 38083551, FAX: (021) 38086088, e-mail: aescriturais@bb.com.br

7

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

6 – INVESTOR RELATIONS OFFICER

NAME:                                               Lorival Nogueira Luz Junior

                                                          Director of Investor Relations

CPF/CNPJ:                                         678.741.266-53

Address: Rodovia Engenheiro Miguel Nopel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telefone (019) 3756-6083, Fax (019) 3756-6089, e-mail: lorival.luz@cpfl.com.br.

Start date of activity:                            03/21/2011

End date of activity:

8

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

7 – SHAREHOLDERS’ DEPARTMENT

Contact                                       Eduardo Atsushi Takeiti

Start date of activity:                    12/13/2011

End date of activity:

Address: Rodovia Engenheiro Miguel Nopel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telefone (019) 3756-6083, Fax (019) 3756-6089, e-mail:  eduardot@cpfl.com.br

9

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Identification of Company
Capital Stock	1
Cash dividend	1
Parent Company Financial Statements
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Income Statement	4
Cash Flow Statements	5
Statement of Changes in Shareholders´ Equity
01/01/2012 to 03/31/2012	6
01/01/2011 to 03/31/2011	6
Statements of Added Value	7
Consolidated Financial Statements
Balance Sheet Assets	8
Balance Sheet Liabilities	9
Income Statement	10
Statement of comprehensive income	11
Cash Flow Statements	12
Statement of Changes in Shareholders Equity
01/01/2012 to 03/31/2012	13
01/01/2011 to 03/31/2011	13
Statements of Added Value	14
Comments on Performance	15
Notes to Financial Statements	30
Other relevant information	81
Reports
Social Report	85
Independent Auditors’ Report Unqualified	86

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Identification of Company / Capital Stock

Number of Shares (in units)	Closing date 03/31/2012
Paid in Capital
Common	962,274,260
Preferred	0
Total	962,274,260
Treasury Stock
Common	0
Preferred	0
Total	0

Identification of Company/ Cash dividend

Event	Approval	Type	Beginning of Payment	Type of Share	Class of share	Amount per Share (Reais/share)
AGM	04/12/2012	Dividend	04/27/12	ON (Common shares)		0.78821

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 03/31/2012	Previous Year 12/31/2011
1	Total assets	8,006,674	7,607,793
1.01	Current assets	732,637	764,388
1.01.01	Cash and cash equivalents	525,756	549,189
1.01.02	Financial Investments	37,201	45,668
1.01.02.02	Financial Investments at amortized cost	37,201	45,668
1.01.02.02.01	Held for trade	37,201	45,668
1.01.06	Recoverable taxes	41,232	40,783
1.01.06.01	Current Recoverable taxes	41,232	40,783
1.01.08	Other current assets	128,448	128,748
1.01.08.03	Others	128,448	128,748
1.01.08.03.01	Other Credits	2,209	2,833
1.01.08.03.02	Dividends and interest on shareholders’ equity	125,913	125,913
1.01.08.03.03	Derivative	326	2
1.02	Noncurrent assets	7,274,037	6,843,405
1.02.01	Noncurrent assets	226,833	228,060
1.02.01.02	Financial Investments at amortized cost	0	2,854
1.02.01.02.01	Held to maturity	0	2,854
1.02.01.06	Deferred taxes	193,704	193,874
1.02.01.06.02	Deferred taxes credits	193,704	193,874
1.02.01.08	Related parties	4,241	2,610
1.02.01.08.02	Subsidiaries	4,241	2,610
1.02.01.09	Other noncurrent assets	28,888	28,722
1.02.01.09.03	Escrow deposits	11,987	11,744
1.02.01.09.05	Derivatives	4	0
1.02.01.09.06	Other credits	16,897	16,978
1.02.02	Investments	7,046,793	6,614,915
1.02.02.01	Permanent equity interests	7,046,793	6,614,915
1.02.02.01.02	Investments in subsidiares	7,046,793	6,614,915
1.02.03	Property, plant and equipment	304	312
1.02.04	Intangible assets	107	118

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS´ EQUITY
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 03/31/2012	Previous Year 12/31/2011
2	Total liabilities	8,006,674	7,607,793
2.01	Current liabilities	188,118	200,258
2.01.01	Social and Labor Obligations	13	7
2.01.01.02	Labor Obligations	13	7
2.01.01.02.01	Estimated Labor Obligation	13	7
2.01.02	Suppliers	2,138	1,618
2.01.02.01	National Suppliers	2,138	1,618
2.01.03	Tax Obligations	629	197
2.01.03.01	Federal Tax Obligations	629	197
2.01.03.01.02	Others	629	197
2.01.04	Loans and financing	153,276	166,403
2.01.04.02	Debentures	153,276	166,403
2.01.04.02.01	Interest on debentures	3,276	16,403
2.01.04.02.02	Debentures	150,000	150,000
2.01.05	Other Current liabilities	32,062	32,033
2.01.05.02	Others	32,062	32,033
2.01.05.02.01	Dividends and interest on shareholders´ equity	15,306	15,575
2.01.05.02.05	Other payable	16,756	16,458
2.02	Noncurrent liabilities	340,214	340,378
2.02.01	Loans and financing	300,000	300,000
2.02.01.02	Debentures	300,000	300,000
2.02.02	Other Noncurrent liabilities	28,260	28,665
2.02.02.02	Others	28,260	28,665
2.02.02.02.03	Derivatives	0	24
2.02.02.02.04	Other payable	28,260	28,641
2.02.04	Provisons	11,954	11,713
2.02.04.01	Civil, Labor, Social and Tax Provisions	11,954	11,713
2.02.04.01.01	Tax Provisions	11,954	11,713
2.03	Shareholders’ equity	7,478,342	7,067,157
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	229,955	229,955
2.03.04	Profit reserves	1,253,655	1,253,655
2.03.04.01	Legal reserves	495,185	495,185
2.03.04.08	Additional Proposed dividend	758,470	758,470
2.03.05	Retained earnings	417,522	0
2.03.06	Other Comprehensive Income	783,786	790,123
2.03.06.01	Other Comprehensive Income	783,786	790,123

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2012 to 03/31/2012	YTD previous year 01/01/2011 to 03/31/2011
3.01	Net revenues	1	1
3.03	Operating income	1	1
3.04	Operating income (expense)	406,534	463,600
3.04.02	General and administrative	-6,065	-6,198
3.04.05	Other	-34,113	-36,297
3.04.06	Equity income	446,712	506,095
3.05	Income before financial income and taxes	406,535	463,601
3.06	Financial income / expense	4,540	-3,863
3.06.01	Financial income	16,414	9,256
3.06.02	Financial expense	-11,874	-13,119
3.07	Income before taxes	411,075	459,738
3.08	Income tax and social contribution	-170	42
3.08.01	Current	-170	42
3.09	Net income from continuing operations	410,905	459,780
3.11	Net income	410,905	459,780
3.99.01.01	ON	0.43	0.48

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2012 to 03/31/2012	YTD previous year 01/01/2011 to 03/31/2011
6.01	Net cash from operating activities	-14,950	-25,011
6.01.01	Cash generated from operations	8,852	-736
6.01.01.01	Net income, including income tax and social contribution	411,075	459,738
6.01.01.02	Depreciation and amortization	34,133	36,342
6.01.01.03	Debt Charges and Upgrade Monetary and Foreign Exchange	10,356	9,279
6.01.01.04	Interest and monetary and exchange restatement	-446,712	-506,095
6.01.02	Variation on assets and liabilities	-23,802	-24,275
6.01.02.02	Recoverable taxes	-285	-150
6.01.02.03	Escrow deposits	-2	-13
6.01.02.04	Other operating assets	705	1,727
6.01.02.05	Suppliers	520	389
6.01.02.06	Other taxes and social contributions	433	-56
6.01.02.07	Interest on debts (paid)	-24,956	-24,451
6.01.02.08	Income tax and social contribution paid	-140	0
6.01.02.09	Other operating liabilities	-77	-1,721
6.02	Net cash in investing activities	-8,182	-4,914
6.02.02	Securities	12,364	11,013
6.02.04	Mutual Operations with Subsidiaries and Affiliates	-1,546	-15,927
6.02.05	Increase in Invested Capital	-19,000	0
6.03	Net cash in financing activities	-301	-29
6.03.01	Payments of Loans, financing and debentures , net of derivatives	-32	-7
6.03.02	Dividend and interest on shareholders’ equity paid	-269	-22
6.05	Increase (decrease) in cash and cash equivalents	-23,433	-29,954
6.05.01	Cash and cash equivalents at beginning of period	549,189	110,958
6.05.02	Cash and cash equivalents at end of period	525,756	81,004

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2012 TO MARCH 31, 2012 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	229,955	1,253,655	0	790,123	7,067,157
5.03	Adjusted balance	4,793,424	229,955	1,253,655	0	790,123	7,067,157
5.04	Capital transactions within shareholders	0		0	0	0	0
5.04.06	Dividend	0	0	0	0	0	0
5.04.08	Additional dividend aproved	0	0	0	0	0	0
5.04.09	Business Combination - CPFL Renováveis	0	0	0	0	0	0
5.04.10	Prescribed dividends	0	0	0	0	0	0
5.05	Other comprehensive income	0	0	0	417,522	- 6,337	411,185
5.05.01	Net income / Loss for the period	0	0	0	410,905	-	410,905
5.05.02	Other comprehensive income	0	0	0	6,617	- 6,337	280
5.05.02.03	Equity valuation adjustments on comprehensive income of subsidiaries	0	0	0	6,617	- 6,337	280
5.06	Internal changes in Shareholders´ equity	0	0	0	0	0	0
5.06.01	Legal reserve	0	0	0	0	0	0
5.06.04	Dividend proposed	0	0	0	0	0	0
5.07	Final balance	4,793,424	229,955	1,253,655	417,522	783,786	7,478,342

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2011 TO MARCH 31, 2011 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	16	904,705	0	795,562	6,493,707
5.03	Adjusted balance	4,793,424	16	904,705	0	795,562	6,493,707
5.04	Capital transactions within shareholders	0	0	0	0	0	0
5.04.01	Capital increase	0	0	0	0	0	0
5.04.06	Dividend	0	0	0	0	0	0
5.04.08	Additional dividend aproved	0	0	0	0	0	0
5.04.09	Prescribed dividends	0	0	0	0	0	0
5.05	Other comprehensive income	0	0	0	466,310	10,027	476,337
5.05.01	Net income / Loss for the period	0	0	0	459,780	-	459,780
5.05.02	Other comprehensive income	0	0	0	6,530	10,027	16,557
5.05.02.02	Taxes on Financial Instruments Adjustment	0	0	0	12	25,075	25,087
5.05.02.03	Equity valuation adjustments on comprehensive income of subsidiaries	0	0	0	6,518	- 15,048	- 8,530
5.06	Internal changes in Shareholders´ equity	0	0	0	0	0	0
5.06.01	Legal reserve	0	0	0	0	0	0
5.06.02	Realization of Comprehensive income				0
5.06.03	Taxes on the Realization of Comprehensive income				0
5.06.04	Dividend proposed	0	0	0	0	0	0
5.07	Final balance	4,793,424	16	904,705	466,310	805,589	6,970,044

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2012 to 03/31/2012	YTD previous year 01/01/2010 to 12/31/2010
7.01	Revenues	1	1
7.01.01	Sales of goods, products and services	1	1
7.01.03	Revenues related to the construction of own assets	0	0
7.02	Inputs	-3,620	-4,957
7.02.02	Material-Energy-Outsourced services-Other	-1,966	-3,572
7.02.04	Other	-1,654	-1,385
7.03	Gross added value	-3,619	-4,956
7.04	Retentions	-34,133	-36,342
7.04.01	Depreciation and amortization	-20	-45
7.04.02	Other	-34,113	-36,297
7.04.02.01	Intangible concession asset - amortization	-34,113	-36,297
7.05	Net added value generated	-37,752	-41,298
7.06	Added value received in transfer	463,125	515,351
7.06.01	Equity in subsidiaries	446,712	506,095
7.06.02	Financial income	16,413	9,256
7.07	Added Value to be Distributed	425,373	474,053
7.08	Distribution of Added Value	425,373	474,053
7.08.01	Personnel	1,937	865
7.08.01.01	Direct Remuneration	1,212	854
7.08.01.02	Benefits	580	-76
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	145	87
7.08.02	Taxes, Fees and Contributions	630	274
7.08.02.01	Federal	630	270
7.08.02.02	State	0	4
7.08.02.03	Municipal	0	0
7.08.03	Remuneration on third parties’ capital	11,901	13,134
7.08.03.01	Interest	11,872	13,118
7.08.03.02	Rental	29	16
7.08.04	Remuneration on own capital	410,905	459,780
7.08.04.02	Dividend	0	0
7.08.04.03	Profit / loss for the period	410,905	459,780

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 03/31/2012	Previous Year 12/31/2011
1	Total assets	27,999,753	27,413,057
1.01	Current assets	5,529,380	5,363,055
1.01.01	Cash and cash equivalents	2,707,338	2,699,837
1.01.02	Financial Investments	44,523	47,521
1.01.02.02	Financial Investments at amortized cost	44,523	47,521
1.01.02.02.01	Held for trade	44,523	47,521
1.01.03	Accounts receivable	1,983,765	1,874,280
1.01.03.01	Consumers	1,983,765	1,874,280
1.01.04	Materials and suppliers	41,731	44,872
1.01.06	Recoverable taxes	260,900	277,463
1.01.06.01	Current Recoverable taxes	260,900	277,463
1.01.08	Other current assets	491,123	419,082
1.01.08.03	Other	491,123	419,082
1.01.08.03.01	Other credits	482,772	409,938
1.01.08.03.02	Derivatives	1,288	3,733
1.01.08.03.03	Leases	6,233	4,581
1.01.08.03.04	Dividends and interest on shareholders’ equity	830	830
1.02	Noncurrent assets	22,470,373	22,050,002
1.02.01	Noncurrent assets	5,361,810	4,830,487
1.02.01.02	Financial Investments at amortized cost	117,354	109,964
1.02.01.02.01	Held to maturity	117,354	109,964
1.02.01.03	Accounts receivable	177,684	182,300
1.02.01.03.01	Consumers	177,684	182,300
1.02.01.06	Deferred taxes	1,171,826	1,176,535
1.02.01.06.02	Deferred taxes credits	1,171,826	1,176,535
1.02.01.09	Other noncurrent assets	3,894,946	3,361,688
1.02.01.09.03	Derivatives	238,967	215,642
1.02.01.09.04	Escrow deposits	1,160,519	1,128,616
1.02.01.09.05	Recoverable taxes	220,837	216,715
1.02.01.09.06	Leases	25,240	24,521
1.02.01.09.07	Financial asset of concession	1,835,986	1,376,664
1.02.01.09.08	Private pension fund	3,416	3,416
1.02.01.09.09	Investments in subsidiares	116,654	116,654
1.02.01.09.10	Other credits	293,327	279,460
1.02.03	Property, plant and equipment	8,497,946	8,292,076
1.02.03.01	Fixed assets - in service	7,348,457	7,226,461
1.02.03.03	Fixed assets - in progress	1,149,489	1,065,615
1.02.04	Intangible assets	8,610,617	8,927,439
1.02.04.01	Intangible assets	8,610,617	8,927,439

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET -LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 03/31/2012	Previous Year 12/31/2011
2	Total liabilities	27,999,753	27,413,057
2.01	Current liabilities	4,703,766	4,499,437
2.01.01	Social and Labor Obligations	76,228	70,771
2.01.01.02	Labor Obligations	76,228	70,771
2.01.01.02.01	Estimated Labor Obligation	76,228	70,771
2.01.02	Suppliers	1,291,471	1,240,143
2.01.02.01	National Suppliers	1,291,471	1,240,143
2.01.03	Tax Obligations	519,544	483,028
2.01.03.01	Federal Tax Obligations	223,668	182,510
2.01.03.01.01	Income tax and Social Contribution	116,379	90,120
2.01.03.01.02	PIS (Tax on Revenue)	13,608	12,446
2.01.03.01.03	COFINS (Tax on Revenue)	64,704	59,429
2.01.03.01.04	Others	28,977	20,515
2.01.03.02	State Tax Obligations	295,876	300,518
2.01.04	Loans and financing	1,940,757	1,653,053
2.01.04.01	Loans and financing	1,222,997	1,038,316
2.01.04.01.01	Brazilian currency	1,211,702	1,016,068
2.01.04.01.02	Foreign Currency	11,295	22,248
2.01.04.02	Debentures	717,760	614,737
2.01.04.02.01	Debentures	535,495	531,185
2.01.04.02.02	Interest on debentures	182,265	83,552
2.01.05	Other liabilities	875,766	1,052,442
2.01.05.02	Others	875,766	1,052,442
2.01.05.02.01	Dividends and interest on shareholders equity	24,255	24,525
2.01.05.02.05	Private pension fund	39,695	40,695
2.01.05.02.06	Regulatory charges	150,373	145,146
2.01.05.02.07	Public Utilities	28,764	28,738
2.01.05.02.08	Other payable	632,679	813,338
2.02	Noncurrent liabilities	14,319,726	14,361,110
2.02.01	Loans and financing	11,921,391	11,954,734
2.02.01.01	Loans and financing	7,217,109	7,406,082
2.02.01.01.01	Brazilian currency	5,499,352	5,677,756
2.02.01.01.02	Foreign Currency	1,717,757	1,728,326
2.02.01.02	Debentures	4,704,282	4,548,652
2.02.02	Other payable	1,018,692	1,030,154
2.02.02.02	Other	1,018,692	1,030,154
2.02.02.02.03	Derivatives	0	24
2.02.02.02.04	Private pension fund	397,959	414,629
2.02.02.02.05	Taxes and Contributions	0	165
2.02.02.02.06	Public Utilities	442,301	440,926
2.02.02.02.07	Other payable	178,432	174,410
2.02.03	Deferred taxes	1,034,596	1,038,101
2.02.03.01	Deferred Income tax and Social Contribution	1,034,596	1,038,101
2.02.04	Provisions	345,047	338,121
2.02.04.01	Provisions	345,047	338,121
2.02.04.01.01	Tax Provisions	253,853	248,760
2.02.04.01.02	Labor and tax provisions	46,855	43,850
2.02.04.01.04	Civil provisions	27,277	28,484
2.02.04.01.05	Others	17,062	17,027
2.03	Shareholders equity - consolidated	8,976,261	8,552,510
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	229,955	229,956
2.03.04	Profit reserves	1,253,655	1,253,655
2.03.04.01	Legal reserves	495,185	495,185
2.03.04.08	Additional Proposed dividend	758,470	758,470
2.03.05	Retained earnings	417,522	0
2.03.06	Other comprehensive income	783,786	790,123
2.03.06.01	Other comprehensive income	783,786	790,123
2.03.09	Noncontrolling interest	1,497,919	1,485,352

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2012 to 31/03/2012	YTD previous year 01/01/2011 to 31/03/2011
3.01	Net revenues	3,420,988	3,022,784
3.02	Cost of electric energy services	-2,245,530	-1,886,241
3.02.01	Cost of electric energy	-1,665,729	-1,418,661
3.02.02	Operating cost	-309,767	-253,813
3.02.03	Services rendered to third parties	-270,034	-213,767
3.03	Operating income	1,175,458	1,136,543
3.04	Operating income (expense)	-307,705	-282,387
3.04.01	Sales expenses	-93,054	-73,071
3.04.02	General and administrative	-141,378	-154,805
3.04.05	Others	-73,273	-54,511
3.05	Income before financial income and taxes	867,753	854,156
3.06	Financial income / expense	-214,548	-131,106
3.06.01	Financial income	143,501	125,914
3.06.02	Financial expense	-358,049	-257,020
3.07	Income before taxes	653,205	723,050
3.08	Income tax and social contribution	-230,007	-257,175
3.08.01	Current	-236,626	-205,082
3.08.02	Deferred	6,619	-52,093
3.09	Net income from continuing operations	423,198	465,875
3.11	Net income	423,198	465,875
3.11.01	Net income attributable to controlling shareholders	410,905	459,780
3.11.02	Net income attributable to noncontrolling shareholders	12,293	6,095

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2012 to 31/03/2012	YTD previous year 01/01/2011 to 31/03/2011
4.01	Net income	423,198	465,875
4.02	Other comprehensive income	335	16,557
4.02.01	Gain on Financial instruments - Financial asset of concession	825	25,087
4.02.02	Tax on Financial instruments - Financial asset of concession	-490	-8,530
4.03	Consolidated comprehensive income for the period	423,533	482,432
4.03.01	Attributable to controlling shareholders	411,240	476,337
4.03.02	Attributable to noncontrolling shareholders	12,293	6,095

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2012 to 31/03/2012	YTD previous year 01/01/2011 to 31/03/2011
6.01	Net cash from operating activities	673,152	718,754
6.01.01	Cash generated from operations	1,166,642	1,092,680
6.01.01.01	Net income, including income tax and social contribution	653,205	723,050
6.01.01.02	Depreciation and amortization	218,340	188,171
6.01.01.03	Reserve for contingencies	9,091	7,544
6.01.01.04	Interest and monetary and exchange restatement	294,598	182,653
6.01.01.05	Gain on pension plan	-2,536	-21,579
6.01.01.07	Deferred taxes - PIS and COFINS	-2,465	12,841
6.01.01.08	Other	-3,591	0
6.01.02	Variation on assets and liabilities	-493,490	-373,926
6.01.02.01	Consumers, Concessionaires and Licensees	-104,869	-37,103
6.01.02.02	Recoverable Taxes	14,036	-12,130
6.01.02.03	Leases	-4,920	-1,063
6.01.02.04	Escrow deposits	-14,442	-32,564
6.01.02.05	Other operating assets	-72,860	-112,492
6.01.02.06	Suppliers	51,039	53,235
6.01.02.07	Taxes and social contributions paid	-201,226	-207,974
6.01.02.08	Other taxes and social contributions	32,554	75,410
6.01.02.09	Employee Pension Plans	-15,134	-20,874
6.01.02.10	Interest paid on debt	-158,153	-138,993
6.01.02.11	Regulator charges	5,227	5,171
6.01.02.12	Contingencies	-4,351	0
6.01.02.13	Other operating liabilities	-20,391	55,451
6.02	Net cash in investing activities	-737,406	-397,070
6.02.01	Acquisition of property, plant and equipment	-282,352	-191,357
6.02.02	Marketable Securities, Deposits and Escrow Deposits	-14,396	13,464
6.02.03	Leases	2,549	1,747
6.02.04	Acquisition of intangible assets	-272,692	-220,924
6.02.05	Sale of Non-Current Assets	5,760	0
6.02.06	Sale of noncurrent assets	-176,256	0
6.02.07	Other	-19	0
6.03	Net cash in financing activities	71,755	82,620
6.03.01	Loans, financing and debentures obtained	295,104	380,832
6.03.02	Payments of Loans, financing and debentures , net of derivatives	-223,080	-298,190
6.03.03	Dividend and interest on shareholders’ equity paid	-269	-22
6.05	Increase (decrease) in cash and cash equivalents	7,501	404,304
6.05.01	Cash and cash equivalents at beginning of period	2,699,837	1,562,897
6.05.02	Cash and cash equivalents at end of period	2,707,338	1,967,201

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2012 TO MARCH 31, 2012 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital reserves	Profit reserves	Accumulated profit or loss	Other comprehensive income	Shareholders' equity	Noncontrolling interest	Consolidated Shareholders' equity
5.01	Opening balance	4,793,424	229,955	1,253,655	0	790,123	7,067,157	1,485,352	8,552,509
5.03	Adjusted opening balance	4,793,424	229,955	1,253,655	0	790,123	7,067,157	1,485,352	8,552,509
5.05	Total comprehensive income	0	0	0	411,017	168	411,185	12,293	423,478
5.05.01	Net income	0	0	0	410,905	0	410,905	12,293	423,198
5.05.02	Other comprehensive income	0	0	0	112	168	280	0	280
5.05.02.01	Adjustment on financial instruments	0	0	0	112	658	770	0	770
5.05.02.02	Tax on Adjustment on financial instruments	0	0	0	0	-490	-490	0	-490
5.06	Internal changes of shareholders equity	0	0	0	6,505	-6,505	0	274	274
5.06.01	Reserves	0	0	0	0	0	0	0	0
5.06.02	Realization of Comprehensive income	0	0	0	9,856	-9,856	0	0	0
5.06.03	Taxes on the Realization of Comprehensive income	0	0	0	-3,351	3,351	0	0	0
5.06.04	Other Changes to Non-Controlling Shareholders	0	0	0	0	0	0	274	274
5.07	Final balance	4,793,424	229,955	1,253,655	417,522	783,786	7,478,342	1,497,919	8,976,261

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2011 TO MARCH 31, 2011 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital reserves	Profit reserves	Accumulated profit or loss	Other comprehensive income	Shareholders' equity	Noncontrolling interest	Consolidated Shareholders' equity
5.01	Opening balance	4,793,424	16	904,705	0	795,563	6,493,708	255,948	6,749,656
5.03	Adjusted opening balance	4,793,424	16	904,705	0	795,563	6,493,708	255,948	6,749,656
5.05	Total comprehensive income	0	0	0	459,793	16,545	476,338	6,095	482,433
5.05.01	Net income	0	0	0	459,780	0	459,780	6,095	465,875
5.05.02	Other comprehensive income	0	0	0	13	16,545	16,558	0	16,558
5.05.02.01	Adjustment on financial instruments	0	0	0	0	25,075	25,088	0	25,088
5.05.02.02	Tax on Adjustment on financial instruments	0	0	0	0	-8,530	-8,530	0	-8,530
5.06	Internal changes of shareholders equity	0	0	0	6,516	-6,516	0	-150	-150
5.06.02	Realization of Comprehensive Income	0	0	0	9,875	-9,875	0	0	0
5.06.03	Taxes on the Realization of Comprehensive Income	0	0	0	-3,359	3,359	0	0	0
5.06.04	Other Changes to Non-Controlling Shareholders	0	0	0	0	0	0	-150	-150
5.07	Final balance	4,793,424	16	904,705	466,309	805,592	6,970,046	261,893	7,231,939

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2012 to 03/31/2012	YTD previous year 01/01/2011 to 03/31/2011
7.01	Revenues	5,092,483	4,606,080
7.01.01	Sales of goods, products and services	4,772,806	4,296,162
7.01.02	Other revenue	269,310	213,602
7.01.02.01	Revenue from construction of infrastructure distribution	269,310	213,602
7.01.03	Revenues related to the construction of own assets	71,588	112,683
7.01.04	Allowance for doubtful accounts	-21,221	-16,367
7.02	Inputs	-2,400,955	-2,097,537
7.02.01	Cost of sales	-1,846,959	-1,587,464
7.02.02	Material-Energy-Outsourced services-Other	-469,578	-434,893
7.02.04	Other	-84,418	-75,180
7.03	Gross added value	2,691,528	2,508,543
7.04	Retentions	-245,193	-197,737
7.04.01	Depreciation and amortization	-179,693	-151,723
7.04.02	Other	-65,500	-46,014
7.04.02.01	Intangible concession asset - amortization	-65,500	-46,014
7.05	Net added value generated	2,446,335	2,310,806
7.06	Added value received in transfer	143,501	126,121
7.06.02	Financial income	143,501	126,121
7.07	Added Value to be Distributed	2,589,836	2,436,927
7.08	Distribution of Added Value	2,589,836	2,436,927
7.08.01	Personnel	148,529	122,191
7.08.01.01	Direct Remuneration	99,192	101,725
7.08.01.02	Benefits	40,264	12,419
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	9,073	8,047
7.08.02	Taxes, Fees and Contributions	1,650,858	1,573,158
7.08.02.01	Federal	865,329	839,084
7.08.02.02	State	779,276	728,476
7.08.02.03	Municipal	6,253	5,598
7.08.03	Remuneration on third parties’ capital	367,251	275,703
7.08.03.01	Interest	358,525	269,451
7.08.03.02	Rental	8,258	6,252
7.08.03.03	Other	468	0
7.08.04	Remuneration on own capital	423,198	465,875
7.08.04.03	Profit / loss for the period	423,198	465,875

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

COMMENTS ON PERFORMANCE

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results

CPFL Energia (Parent Company)

Net income for this quarter was R$ 410,905 or 10.6% (R$ 48,875) lower than in the same quarter of the previous year, mainly due to results of equity in subsidiaries, as shown below:

	1st quarter 2012	1st quarter 2011
CPFL Paulista	163,595	175,528
CPFL Piratininga	63,545	116,880
RGE	82,107	54,826
CPFL Santa Cruz	8,245	6,366
CPFL Leste Paulista	2,021	2,881
CPFL Jaguari	2,489	3,264
CPFL Sul Paulista	2,903	3,965
CPFL Mococa	1,309	1,293
CPFL Geração	77,646	78,488
CPFL Brasil	30,559	56,132
CPFL Atende	461	596
CPFL Planalto	4,560	3,279
CPFL Serviços	4,246	341
CPFL Jaguariuna	(33)	(57)
CPFL Jaguari Geração	2,048	2,205
Nect	1,411	109
CPFL Total	(401)	-
Total	446,711	506,096

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	1st quarter
	2012	2011	%
OPERATING REVENUES	5,042,116	4,509,764	11.8%
Electricity sales to final consumers	3,931,744	3,603,676	9.1%
Electricity sales to wholesaler´s	418,611	276,357	51.5%
Revenue from construction of concession infrastructure	269,310	213,602	26.1%
Other operating revenues	422,450	416,129	1.5%
Deductions from operating revenues	(1,621,128)	(1,486,980)	9.0%
NET OPERATING REVENUE	3,420,988	3,022,784	13.2%
OPERATING REVENUES	5,042,116	4,509,764	11.8%
Electricity sales to final consumers	3,931,744	3,603,676	9.1%
Electricity sales to wholesaler´s	418,611	276,357	51.5%
Revenue from construction of concession infrastructure	269,310	213,602	26.1%
Other operating revenues	422,450	416,129	1.5%
DEDUCTIONS FROM OPERATING REVENUES	(1,621,128)	(1,486,980)	9.0%
COST OF ELECTRIC ENERGY SERVICES	(1,665,729)	(1,418,661)	17.4%
Electricity purchased for resale	(1,318,496)	(1,114,736)	18.3%
Electricity network usage charges	(347,233)	(303,926)	14.2%
OPERATING COST/EXPENSE	(887,507)	(749,966)	18.3%
Personnel	(158,908)	(152,040)	4.5%
Employee pension plans	2,536	22,351	-88.7%
Materials	(25,478)	(18,035)	41.3%
Outside Services	(132,011)	(121,063)	9.0%
Depreciation and Amortization	(152,840)	(142,158)	7.5%
Merged Goodwill Amortization	(65,500)	(46,013)	42.4%
Costs related to infrastructure construction	(269,310)	(213,602)	26.1%
Other	(85,996)	(79,407)	8.3%
INCOME FROM ELECTRIC ENERGY SERVICE	867,753	854,156	1.6%
FINANCIAL INCOME (EXPENSE)	(214,548)	(131,106)	63.6%
Income	143,501	125,914	14.0%
Expense	(358,049)	(257,020)	39.3%
INCOME BEFORE TAXES	653,205	723,050	-9.7%
Social Contribution	(62,020)	(68,792)	-9.8%
Income Tax	(167,987)	(188,383)	-10.8%
NET INCOME	423,198	465,875	-9.2%

Net income attributable to the shareholders of the company	410,905	459,781	-10.6%
Net income attributable to the non controlling interests	12,292	6,095	101.7%

EBITDA	1,083,556	1,019,976	6.2%

Net Income for the Period and Adjusted EBITDA Reconciliation (*)
NET INCOME FOR THE PERIOD	423,198	465,875
Employee Pension Plans	(2,536)	(22,351)
Depreciation and Amortization	218,340	188,171
Financial Income (Expense)	214,548	131,106
Social Contribution	62,020	68,792
Income Tax	167,987	188,383
Adjusted EBITDA	1,083,556	1,019,976

(*) Information not reviewed by the independent auditors

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Gross Operating Revenue

The Gross Operating Revenue in the 1st quarter of 2011 was R$ 5,042,116, or 11.8% (R$532,352) higher than in the same period of the previous year.

The main factors in this change were:

•         An increase of 9.1% (R$ 328,069) in the billed and unbilled supply of electric energy, due to the increase of 6.6% in the average tariffs charged, mainly as a result of the tariff increases and an increase of 2.3% in the amount of energy sold;

•         An increase of 51.5% (R$ 142,254) in the energy supplied, caused mainly because of the consolidation of CPFL Renováveis (R$96,029). Except of CPFL Renováveis effects, there was an increase of 17.8% in the average selling price charged, partially offset by  a decrease of 0.9% in the amount of energy sold.

•         An increase of 26.1% (R$ 55,708) in the Revenue of construction of concession infrastratucture.

➢  Quantity of Energy Sold

There was an increase of 2.3% in the quantity of energy billed to final consumers in the 1st quarter of 2012.

The residential, commercial and industrial categories, which account for 85.2% of the energy billed to end users in the quarter, recorded growth of 4.9% and 5.0% and a drop of 2.5%, respectively, compared with the same quarter of the previous year. The residential and commercial categories benefit from the accumulated effect of the overall salary increase  and access to credit in recent years, which resulted in increased purchases of household electrical appliances and a dynamic retail trade. The amount sold to the industrial category decreased as a result of the migration of a number of customers to the free market, and it was also influenced by the drop in industrial production.

There was an increase of 3.4% in the energy sold and transported within the concession area, which affects both the supply billed and collection of the TUSD, compared to the same period of the previous year.

➢  Tariffs

In the 1st quarter of 2012, the energy  tariffs increased by an average of 6.8%, mainly due to the following tariff adjustments for each distributors subsidiaries:

  CPFL Paulista: 7.23% from April 2011;
  RGE: 6.74% from June 2011;
  CPFL Santa Cruz: 15,38%, CPFL Jaguari: 6.62%, CPFL Mococa: 9.77%, CPFL Leste Paulista: 16.44% and CPFL Sul Paulista: 7.11%, all from February 2011.The Tariff Adjustment process has been postoponed by ANEEL, see details in Note 26.

Deductions from Operating Revenue

Deductions from Operating Revenue in the 1st quarter of 2012 amounted  R$ 1,621,128, an increase of 9.0% (R$ 134,147) in relation to the same quarter of 2011, largely due to the increase of 7.2% (R$ 80,365) in ICMS, Pis and Cofins as a result of the increase of the energy supplied  and an increase of 11.6% (R$ 35,390) in CCC and CDE charges.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Cost of Electric Energy

The cost of electric energy in the quarter totaled R$ 1,665,729, an increase of 17.4% (R$ 247,067) in relation to the same period of the previous year.

➢  Electricity purchased for Resale

The electricity purchased for resale was R$ 1,318,496, an increase of 18.3% (R$ 203,760), explained by the increase of 10.1% in the amount of energy purchased and 7.5% due to the tariff adjustment. This occurs basically because of increase in the current electric energy purchased due to increase in PLD and charge variation and contract sazonalization.

➢  Electricity Network Usage Charge

An increase of 14.2% (R$ 43,307) in electricity network usage charge, mainly due to the Basic Network Charges (R$ 46,768) due to transmission company´s readjustments, Reserve Energy Charges (R$8,246), offset by a decrease of (R$ 18,112) in System Service Charges.

*Find further details about regulatory assets and liabilities impacts at the end of these Comments on Consolidated Perfomance.

Operating Costs and Expense

No considering the cost of construction of the concession infrastructure, Operating Costs and Expense in the quarter amounted to R$ 629,961, up 17.5% (R$ 93,597) on the previous quarter. This was mainly due to:

•	An increase of 4.5% (R$ 6,868) in Personnel, mainly because of consolidation of CPFL Renováveis (R$9,460), which is partially the Collective Agreement, offset by early retirement program occurred in 2011.

•	A decrease of Pension Plan gain of 88.7% (R$19,815) due to actuarial reports for 2012;
•	An increase of 41.3% (R$ 7,443) in Material, basically due to the expense of car maintenance (R$3,868) and acquisition of fuel for Epasa generation activities (R$1,804);
•	Increase of 9.0% (R$10,948) for Outsourced Services, mainly due to: (i) consolidation of CPFL Renováveis (R$14,289); (ii) consultancy expenses (R$3,133); (iii) equipment maintenance (R$5,507), offset by a reduction of (i) trips, transportation and official publications (R$5,268); (ii) call center expenses (R$1,166); (iii) reduction of mailing and charges energy bills (R$2,400) and (iv) reduction of ONS (National Operator of System) tax (R$5,438);

•	An increase of 7.5% (R$ 10,681) in Depreciation and Amortization, mainly due to the consolidation of CPFL Renováveis (R$19,249), offset by the net reduction of depreciation in the distribution and generation companies due to ANEEL changes in the depreciation rates (R$9,187).

•	Increase of 8.3% (R$6,607) in Other Expense, mainly due to increase in allowance of doubtful accounts (R$4,854), increase of collection fees (R$3,386), increase of leasing expenses (R$2,448) and reduction of Fee for the Use of Water Resources of Foz do Chapecó, Baesa, Enercan and Ceran (R$6,635).

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

•         Increase of amortization of intangible asset of concession of 42.4% (R$19.487), due to the amortization of the intangible asset from CPFL Renováveis Business Combination occurred in 2011.

Financial Income (Expense)

The net Financial Income (Expense) in the quarter was an expense of R$ 214,548, compared with R$ 131,106 in the same period of 2011, an increase of 63.6% (R$ 83,442) in the expense.

➢  Increase of R$ 17,588 (14.0%) in financial income, mainly due to:

An increase in earnings on short-term financial investments (R$ 11,556) as a result of the higher amounts invested in the 1st quarter of 2012 and the consolidation of CPFL Renováveis (R$10,037).

➢  Increase of R$ 101,029 (39.3%) in financial expense, mainly due to:

•         Consolidation of CPFL Renováveis (R$35,379);

•         An increase of R$ 49,095 in interest debt charges and monetary and exchange restatement as a result of higher indebtedness in the quarter offset by the reduction of CDI rates.

•         Increase of R$10,576 in the Public Utilities, mainly because of the start-up of Foz do Chapecó (R$7,215).

Social Contribution and Income Tax

Taxes of R$ 230,007 on income in the 1st quarter of 2012 were 10.6% (R$27,168) lower than in the same quarter of 2011, mainly as a result of the decrease in income before taxes (9.7%).

Net income and Adjusted EBITDA

As a result of the above factors, the net income for the quarter was R$ 423,198, or 9.2% (R$42,677) lower than in the same period of 2011.

The adjusted EBITDA (net income for the quarter, before the private pension plan, depreciation, amortization, financial income (expense), social contribution and income taxes) for the 1st quarter of 2012 was R$ 1,083,556, or 6.2% (R$ 63,581) higher that the adjusted EBITDA for the same period of 2011.

Regulatory assets and liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a negative impact in our Adjusted EBITDA in R$21 million in the 1st quarter 2012 (R$123 million in the same quarter of 2011) and R$16 million in the adjusted net income in the 1st quarter 2012 (R$85 million in the same quarter of 2011). . The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

It is important to note that, as directed by Aneel, values include preliminary amounts of the liability related to the provisory tariff procedures for the 3rd cycle of tariff review of CPFL Piratininga (corresponding to a reduction of R$ 48 million in the EBITDA and R$32 million in net income). The application of this methodology should have occurred on October 23, 2011.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARIES/ASSOCIATES

Subsidiary: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly quoted corporation, and its individual comments on performance is provided in its Interim Financial Statements - ITR, at March 31, 2012, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements – ITR, at March, 31, 2012, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly quoted corporation, and its individual comments on performance is provided in its Interim Financial Statements - ITR, at March, 31, 2012, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements – ITR, at March, 31, 2012, filed with the CVM – Comissão de Valores Mobiliários.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

	Consolidated
	1st quarter
	2012	2011	Variation
NET OPERATING REVENUE	372,931	357,339	4.4%

Cost of electric energy	(286,063)	(252,918)	13.1%

Operating expenses	(14,505)	(19,631)	-26.1%
Personnel	(4,518)	(5,710)	-20.9%
Material	(392)	(562)	-30.2%
Outside Services	(6,473)	(9,592)	-32.5%
Depreciation and amortization	(883)	(1,048)	-15.7%
Other	(2,238)	(2,719)	-17.7%

INCOME FROM ELECTRIC ENERGY SERVICE	72,363	84,790	-14.7%

FINANCIAL INCOME (EXPENSE)	(30,192)	(1,345)	2145.0%
Income	8,017	5,219	53.6%
Expense	(38,209)	(6,564)	482.1%

Equity in subsidiaries	3,028	-	0.0%

INCOME BEFORE TAXES	45,200	83,445	-45.8%

Social contribution	(3,901)	(7,293)	-46.5%
Income tax	(10,740)	(20,020)	-46.4%

NET INCOME	30,559	56,132	-45.6%

EBITDA	73,247	85,838	-14.7%

Net Operation Revenue

Net Operating Revenue for this quarter was R$ 372,931, an increase of R$ 15,592 (4.4%) in relation to the same quarter of 2011. This increase is basically explained by an increase of average tariffs of 7.6%.

Net Income and Adjusted EBITDA

Net income of R$ 30,559 was recorded in this quarter, a decrease of R$ 25,573 (45.6%), compared with the same quarter of 2011.

The adjusted EBITDA (net income before Financial Income (Expense), income tax and social contribution, depreciation and amortization) for this quarter was R$ 73,247, 14.7% lower than the R$ 85,838 recorded in the same quarter of 2011 (information not reviewed by the Independent Auditors).

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

CPFL ENERGIA S.A.
Balance Sheets as of March 31, 2012 and December 31, 2011
(in thousands of Brazilian Reais)

	Parent company		Consolidated
ASSETS	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011

CURRENT ASSETS
Cash and cash equivalents (note 5)	525,756	549,189	2,707,338	2,699,837
Consumers, Concessionaires and Licensees (note 6)	-	-	1,983,765	1,874,280
Dividends and Interest on Shareholders´ Equity	125,913	125,913	830	830
Financial Investments (note 7)	37,201	45,668	44,523	47,521
Recoverable Taxes (note 8)	41,232	40,783	260,900	277,463
Derivatives (note 32)	326	2	1,288	3,733
Materials and Supplies	-	-	41,731	44,872
Leases	-	-	6,233	4,581
Other credits (note 11)	2,209	2,833	482,772	409,938
TOTAL CURRENT ASSETS	732,637	764,388	5,529,380	5,363,054

NONCURRENT ASSETS
Consumers, Concessionaires and Licensees (note 6)	-	-	177,684	182,300
Due from Related Parties	4,241	2,610	-	-
Escrow Deposits (note 21)	11,987	11,744	1,160,519	1,128,616
Financial Investments (note 7)	-	2,854	117,354	109,965
Recoverable Taxes (note 8)	-	-	220,837	216,715
Derivatives (note 32)	4	-	238,967	215,642
Deferred Taxes Credits (note 9)	193,704	193,874	1,171,826	1,176,535
Leases	-	-	25,241	24,521
Financial asset of concession (note 10)	-	-	1,835,986	1,376,664
Private pension fund (note 19)	-	-	3,416	3,416
Investment at cost	-	-	116,654	116,654
Other credits (note 11)	16,897	16,978	293,327	279,460
Investments (note 12)	7,046,793	6,614,915	-	-
Property, Plant and Equipment (note 13)	304	312	8,497,946	8,292,076
Intangible assets (note 14)	107	118	8,610,617	8,927,439
TOTAL NONCURRENT ASSETS	7,274,038	6,843,405	22,470,373	22,050,003

TOTAL ASSETS	8,006,674	7,607,793	27,999,753	27,413,057

The accompanying notes are an integral part of these financial statements

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

CPFL Energia S.A. Balance Sheets as of March 31, 2012 and December 31, 2011
(in thousands of Brazilian Reais)

	Parent company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	March 31, 2012	December 31, 2012	March 31, 2012	December 31, 2012

CURRENT LIABILITIES
Suppliers (note 15)	2,138	1,618	1,291,471	1,240,143
Accrued Interest on Debts (note 16)	-	-	193,367	141,902
Accrued Interest on Debentures (note 17)	3,276	16,403	182,265	83,552
Loans and Financing (note 16)	-	-	1,029,630	896,414
Debentures (note 17)	150,000	150,000	535,495	531,185
Private pension fund (note 18)	-	-	39,695	40,695
Regulatory charges (note 29)	-	-	150,373	145,146
Taxes and Social Contributions Payable (note 20)	629	196	519,544	483,028
Dividends and Interest on Equity	15,306	15,575	24,255	24,524
Accrued liabilities related to personnel	13	7	76,231	70,771
Public Utilities (note 22)	-	-	28,764	28,738
Other accounts payable (note 24)	16,756	16,457	632,679	813,338
TOTAL CURRENT LIABILITIES	188,119	200,258	4,703,767	4,499,437

NONCURRENT LIABILITIES
Accrued Interest on Debts (note 16)	-	-	-	23,627
Loans and Financing (note 16)	-	-	7,217,109	7,382,455
Debentures (note 17)	300,000	300,000	4,704,282	4,548,651
Private pension fund (note 18)	-	-	397,959	414,629
Taxes and Social Contributions Payable (note 20)	-	-	-	165
Deferred taxes debits (note 9)	-	-	1,034,596	1,038,101
Reserve for contingencies (note 21)	11,954	11,713	345,047	338,121
Derivatives (note 32)	-	24	-	24
Public Utilities (note 22)	-	-	442,301	440,926
Other accounts payable (note 22)	28,260	28,641	178,432	174,411
TOTAL NONCURRENT LIABILITIES	340,214	340,378	14,319,726	14,361,111

SHAREHOLDERS' EQUITY (note 24)
Capital	4,793,424	4,793,424	4,793,424	4,793,424
Capital Reserves	229,955	229,955	229,955	229,955
Profit Reserves	495,185	495,185	495,185	495,185
Additional dividend proposed	758,470	758,470	758,470	758,470
Other Comprehensive Income	783,786	790,123	783,786	790,123
Retained earnings	417,522	-	417,522	-
	7,478,342	7,067,157	7,478,342	7,067,157
Net equity attributable to noncontrolling shareholders	-	-	1,497,919	1,485,352
TOTAL SHAREHOLDERS' EQUITY	7,478,342	7,067,157	8,976,261	8,552,510

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,006,674	7,607,793	27,999,753	27,413,057

The accompanying notes are an integral part of these financial statements

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

CPFL Energia S.A. Statement of income for the period ended on March 31, 2012 and 2011 (in thousands of Brazilian Reais, except for Earnings per share)

	Parent company		Consolidated
	2012	2011	2012	2011
	1st quarter	1st quarter	1st quarter	1st quarter
NET OPERATING REVENUE (note 26)	1	1	3,420,988	3,022,784
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy (note 27)	-	-	(1,665,729)	(1,418,661)
Operating cost (note 28)	-	-	(309,767)	(253,813)
Services rendered to third parties (note 28)	-	-	(270,034)	(213,767)

GROSS OPERATING INCOME	1	1	1,175,458	1,136,543
Operating expenses (note 28)
Sales expenses	-	-	(93,054)	(73,071)
General and administrative expenses	(6,065)	(6,198)	(141,378)	(154,805)
Other Operating Expense	(34,113)	(36,297)	(73,273)	(54,510)

INCOME FROM ELECTRIC ENERGY SERVICE	(40,177)	(42,495)	867,753	854,156

Equity in subsidiaries	446,712	506,095	-	-
FINANCIAL INCOME (EXPENSE) (note 29)
Income	16,414	9,256	143,501	125,914
Expense	(11,873)	(13,119)	(358,049)	(257,020)
	4,540	(3,863)	(214,548)	(131,106)
INCOME BEFORE TAXES	411,075	459,738	653,205	723,050
Social contribution (note 9)	(61)	-	(62,020)	(68,792)
Income tax (note 9)	(109)	42	(167,987)	(188,383)
	(170)	42	(230,007)	(257,175)

NET INCOME	410,905	459,780	423,198	465,875

Net income attributable to controlling shareholders			410,905	459,780
Net income attributable to noncontrolling shareholders			12,293	6,095
Net income per share - basic and diluted	0.43	0.48	-	-

The accompanying notes are an integral part of these financial statements

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

CPFL Energia S.A. Statement of comprehensive income for the quarters ended at March 31, 2012 and 2011 (in thousands of Brazilian Reais)

	2012	2011
Net income	423,198	465,875
Other comprehensive income
- Gain in financial instruments	825	25,087
- Tax on financial instruments	(490)	(8,530)
Comprehensive income for the year	423,533	482,432
Comprehensive income attributtable to controlling shareholders	411,240	476,337
Comprehensive income attributable to non controlling shareholders	12,293	6,096

The accompanying notes are an integral part of these financial statements

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Statement of changes in shareholders' equity for the period ended on March 31, 2012 and 2011 ( thousands of Brazilian Reais )

					Other Comprehensive Income					Total
	Capital	Capital	Legal		Deemed	Financial	Retained	Total	Noncontrolling	Shareholders'
		Reserve	reserve	Dividends	cost	instruments	earnings		shareholders'	equity

Balance as of December 31, 2011	4,793,424	229,955	495,185	758,470	563,005	227,118	-	7,067,157	1,485,352	8,552,509

Net income for the period	-	-	-	-	-	-	410,905	410,905	12,293	423,198

Changes in Other Comprehensive Income:
- Gain in financial instruments	-	-	-	-	-	825	-	825	-	825
- Tax on financial instruments	-	-	-	-	-	(490)	-	(490)	-	(490)
- Realization of financial instruments	-	-	-	-	-	(167)	112	(55)	-	(55)
- Realization of deemed cost of fixed assets	-	-	-	-	(9,856)	-	9,856	-	-	-
- Tax on deemed cost realization	-	-	-	-	3,351	-	(3,351)	-	-	-

Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	274	274

Balance as of March 31, 2012	4,793,424	229,955	495,185	758,470	556,500	227,286	417,522	7,478,342	1,497,919	8,976,261

Statement of changes in shareholders' equity for the period ended on March 31, 2011 ( thousands of Brazilian Reais )

					Other Comprehensive Income
										Total
	Capital	Capital	Legal		Deemed	Financial	Retained	Total	Noncontrolling	Shareholders'
		Reserve	reserve	Dividends	cost	instruments	earnings		shareholders'	equity
Balance as of December 31, 2010	4,793,424	16	418,665	486,040	609,732	185,830	-	6,493,707	255,948	6,749,655

Net income for the period	-	-	-	-	-	-	459,780	459,780	6,095	465,875

Changes in Other Comprehensive Income:
- Gain in financial instruments	-	-	-	-	-	25,087	-	25,087	-	25,087
- Tax on financial instruments	-	-	-	-	-	(8,530)	-	(8,530)	-	(8,530)
- Realization of financial instruments	-	-	-	-	-	(12)	12	-	-	-
- Realization of deemed cost of fixed assets	-	-	-	-	(9,875)	-	9,875	-	-	-
- Tax on deemed cost realization	-	-	-	-	3,357	-	(3,357)	-	-	-

Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	(150)	(150)

Balance as of March 31, 2011	4,793,424	16	418,665	486,040	603,214	202,375	466,310	6,970,044	261,893	7,231,937

The accompanying notes are an integral part of these financial statements

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

CPFL Energia S.A. Statement of Cash Flow For the periods ended on March 31, 2012 and 2011 (thousands of Brazilian Reais)

	Parent Company		Consolidated
	2012	2011	2012	2011
	1st quarter	1st quarter	1st quarter	1st quarter

OPERATING CASH FLOW
Income for the period, before income tax and social contribution	411,075	459,738	653,205	723,050
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	34,133	36,342	218,340	188,171
Reserve for contingencies	-	-	9,091	7,544
Interest and monetary restatement	10,356	9,279	294,598	182,653
Pension plan costs	-	-	(2,536)	(21,579)
Equity in subsidiaries	(446,712)	(506,095)	-	-
Deferred taxes (PIS and COFINS)	-	-	(2,465)	12,841
Other	-	-	(3,591)	-

REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	(104,869)	(37,103)
Recoverable taxes	(285)	(150)	14,036	(12,130)
Lease	-	-	(4,920)	(1,063)
Escrow deposits	(2)	(13)	(14,442)	(32,564)
Other operating assets	705	1,727	(72,860)	(112,492)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	520	389	51,039	53,235
Taxes and social contributions paid	(140)	-	(201,226)	(207,974)
Other taxes and social contributions	433	(56)	32,554	75,410
Other liabilities with employee pension plans	-	-	(15,134)	(20,874)
Interest on debts - paid	(24,956)	(24,451)	(158,153)	(138,993)
Regulatory charges	-	-	5,227	5,171
Contingencies	-	-	(4,351)	-
Other operating liabilities	(77)	(1,721)	(20,391)	55,451
CASH FLOWS PROVIDED (USED) BY OPERATIONS	(14,950)	(25,011)	673,152	718,754

INVESTMENT ACTIVITIES
Acquisition of subsidiaries net of cash acquired	-	-	(176,256)	-
Capital increase in investments	(19,000)	-	-	-
Increase in property, plant and equipment	-	-	(282,352)	(191,357)
Financial investments	12,364	11,013	(14,396)	13,464
Lease	-	-	2,549	1,747
Additions to intangible assets	-	-	(272,692)	(220,924)
Sale of noncurrent assets	-	-	5,760	-
Intercompany loans with subsidiaries and associated companies	(1,546)	(15,927)	-	-
Other	-	-	(19)	-

GENERATION (UTILIZATION) OF CASH IN INVESTMENTS	(8,182)	(4,914)	(737,406)	(397,070)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	-	-	295,104	380,832
Payments of Loans, financing and debentures, net of derivatives	(32)	(7)	(223,080)	(298,190)
Dividend and interest on shareholders´ equity paid	(269)	(22)	(269)	(22)

(UTILIZATION) GENERATION OF CASH IN FINANCING	(301)	(29)	71,755	82,620
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(23,433)	(29,954)	7,501	404,304
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	549,189	110,958	2,699,837	1,562,897

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	525,756	81,004	2,707,338	1,967,201

The accompanying notes are an integral part of these financial statements

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

CPFL Energia S.A. Added Value Statements for the periods ended on March 31, 2012 and 2011 (in thousands of Brazilian Reais)

	Parent company		Consolidated
	2012	2011	2012	2011
	1st quarter	1st quarter	1st quarter	1st quarter
1. Revenues	1	1	5,092,483	4,606,080
1.1 Operating revenues	1	1	4,772,806	4,296,162
1.2 Revenues related to the construction of own assets	-	-	71,588	112,683
1.3 Revenue from infrastructure construction	-	-	269,310	213,602
1.4 Allowance of doubtful accounts	-	-	(21,221)	(16,367)

2. (-) Inputs	(3,621)	(4,957)	(2,400,955)	(2,097,537)
2.1 Electricity Purchased for Resale	-	-	(1,846,959)	(1,587,464)
2.2 Material	(1)	(17)	(202,022)	(184,798)
2.3 Outsourced Services	(1,965)	(3,555)	(267,556)	(250,095)
2.4 Other	(1,655)	(1,385)	(84,418)	(75,180)

3. Gross added value (1 + 2)	(3,620)	(4,956)	2,691,528	2,508,543

4. Retentions	(34,133)	(36,342)	(245,193)	(197,737)
4.1 Depreciation and amortization	(20)	(45)	(179,693)	(151,723)
4.2 Amortization of intangible assets	(34,113)	(36,297)	(65,500)	(46,013)

5. Net added value generated (3 + 4)	(37,752)	(41,298)	2,446,335	2,310,806

6. Added value received in transfer	463,125	515,351	143,501	126,121
6.1 Financial Income	16,414	9,256	143,501	126,121
6.2 Equity in Subsidiaries	446,712	506,095	-	-

7. Added value to be distributed (5 + 6)	425,373	474,053	2,589,836	2,436,927

8. Distribution of added value	425,373	474,053	2,589,836	2,436,927
8.1 Personnel and Charges	1,936	865	148,529	122,191
8.1.1 Direct Remuneration	1,212	854	99,192	101,725
8.1.2 Benefits	580	(76)	40,264	12,419
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	144	87	9,073	8,047
8.2 Taxes, Fees and Contributions	630	274	1,650,858	1,573,158
8.2.1 Federal	630	270	865,329	839,085
8.2.2 State	-	4	779,276	728,476
8.2.3 Municipal	-	-	6,253	5,598
8.3 Interest and Rentals	11,901	13,134	367,251	275,703
8.3.1 Interest	11,872	13,118	358,525	269,451
8.3.2 Rental	29	16	8,258	6,252
8.3.2 Other	-	-	468	-
8.4 Interest on capital	410,905	459,780	423,198	465,875
8.4.2 Retained Earnings	410,905	459,780	423,198	465,875

The accompanying notes are an integral part of these financial statements

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE QUARTERS ENDED AT MARCH 31, 2012 AND MARCH 31, 2011

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities in Brazil.

The Company’s headquarter is located at Rua Gomes de Carvalho, 1510 - 14º floor - Room 142 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data are not reviewed by the independent auditors):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	234	3,800	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	27	1,495	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	253	1,325	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	187	20 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	7	52	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of S. Paulo	2	34	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	5	76	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	42	16 years	July 2015

Installed power
Energy generation	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs(*) and 1 Thermal	695 MW	695 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48,72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25,01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 52,75%	Paraíba	2 Thermals	342 MW	180 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59,93%**	São Paulo	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indireta 63%	(***)	(***)	(***)	(***)

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Commercialization of Energy and Services	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization, consultancy and advisory services to agents in the energy sector	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
Nect Serviços Administrativos Ltda. (Nect)	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct and indirect 100%

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariuna Ltda. ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%
Companhia Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
CPFL Bio Itapaci S.A ("Itapaci")	Private corporation	Energy generation studies and projects	Indirect 100%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

 (*)   SHP – Small Hydropower Plant

(**)   Paulista Lajeado has a 7% participation in the installed power of Investco S.A.

(***) CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploitation of generation potential sources; and (iii) commercialization of electric energy. At March 31, 2012, CPFL Renováveis had a portfolio of 1,536.9 MW installed capacity, as follows:

•  Hydropower generation: 34 SHP’s operational (306.7 MW) and 1 SHP under construction (20 MW);

•  Wind power generation: 4 projects operational (210 MW) and 25 projects under construction (670.2 MW);

•  Biomass power generation:  3 plants operations (135 MW) and 4 under construction (195 MW).

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

The individual (Parent Company) interim financial statements were prepared in accordance with the accounting practices adopted in Brazil, following the guidelines issued by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) and are presented in accordance with CPC21 Demonstração Intermediária  and diverge from of the Separate Financial Statements which, under IFRSs  must account for  investments  in subsidiaries, associates and joint ventures at cost or fair value.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

The consolidated interim financial statements were prepared in accordance with the Accounting Practices Adopted in Brazil and with the International Financial Reporting Standards – IFRS, issued by the International Accounting Standard Board – IASB and are being presented in accordance with CPC 21 and IAS 34 requirements.

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with the accounting practices adopted in Brazil and/or IFRS.

The accounting practices adopted in preparing these Interim Financial Statements are consistent with those adopted in December 31, 2011, and should be read together with those statements.

2.2 Basis of measurement

The interim financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, iii) available-for-sale financial assets measured at fair value, iv) property, plant and equipment adjusted to reflect the “deemed cost” on the transition date, and v) actuarial assets, recognition of which is limited to the present value of the economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

2.3 Use of estimates and judgments

Preparation of the interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the results of accounting estimates are rarely the same as the actual results. Accordingly, Company Management revise the estimates and assumptions on an ongoing basis. Adjustments derived from revisions of accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

Information related to assumptions and estimates that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes in future periods are included in the following notes:

•         Note 6 – Allowance for doubtful accounts;

•         Note 9 – Deferred tax credits and debits;

•         Note 10 – Financial asset of concession;

•         Note 14 – Intangible assets;

•         Note 18 – Private Pension Fund;

•         Note 21 – Reserve for contingencies and scrow deposits, and

•         Note 32 – Financial instruments.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

2.4 Functional currency and presentation currency

The individual and consolidated interim financial statements are presented in thousands of Brazilian reais, which is the Company's functional currency. Certain figures have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not tally due to rounding.

2.5 Basis of consolidation

(i) Business combinations

In the case of acquisitions made after January 1, 2009, the Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. If the excess is negative, a gain arising from the purchase agreement is recognized immediately in profit or loss for the period.

(ii) Subsidiaries and jointly-owned entities

The financial statements of subsidiaries and jointly-controlled entities (joint ventures) are included in the consolidated financial statements from the date that total or joint control commences until the date that control ceases.

A jointly controlled operation is a venture directly or indirectly controlled together with other investors, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

The accounting policies of subsidiaries, jointly controlled entities are aligned with the Company's accounting policies for consolidation purposes.

The individual interim financial statements of the parent of subsidiaries and jointly controlled entities and  associates is accounted by the equity method of accounting.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for subsidiaries and proportionately consolidated for the jointly-controlled entities.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Observing the conditions described above, the amount related to non-controlling interests is shown in shareholders' equity and after the statement of income for each period presented.

(iii) Acquisition of non-controlling interest

Accounted for as transactions between equity holders and therefore no goodwill is recognized as a result of such transactions.

2.6 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by decision makes about  to  allocated resources and assess the segments´ performance, and (iii) for which discrete financial information is available.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Company Management bases strategic decisions on reports, segmenting the business into (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities (“Generation”); (iii) electric energy generation from renewable sources (“Renewables”); (iv) energy commercialization (“Commercialization”); (v) service activities; and (vi) other activities not listed in the previous items.

From August 1, 2011, a new operating segment was created, as a result of the association with ERSA Energias Renováveis S.A. (“ERSA”) and the acquisition of Jantus SL (“Jantus”) shares, as discussed on the note 12, to segregate the activities related to renewable energy.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on corporate interests

The interests directly or indirectly held by the Company in the subsidiaries and jointly-controlled entities are described in Note 1. Except for the (i) jointly-controlled entities ENERCAN, BAESA, Foz do Chapecó and EPASA, which are consolidated proportionately, and (ii) the investment in Investco recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of March 31, 2012 and as of December 31, 2011, the  non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis. As of March 31, 2011, non-controlling interests stated in the consolidated financial statements refers to the third-party interests in the subsidiaries CERAN and Paulista Lajeado.

2.8 Value added statements:

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, and these are presented as an integral part of the interim financial statements.

(3) SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

Interim Financial Statements of the Company and of its subsidiaries are prepared based on the same accounting policies set out on notes 3.1 to 3.14 presented in our consolidated financial statements as of December 31, 2011.

(4) DETERMINATION OF FAIR VALUES

A number of the Company´s accounting policies and disclosures requires the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the specific notes of the purposed to that asset or liability.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

- Financial instruments

Financial instruments measured at fair values were recognized based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&FBovespa S.A. and ANDIMA websites, when available.

Financial assets classified as available-for-sale refer to the right to indemnification, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, consists of revaluation of the distribution infrastructure at market price. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Although the methodology and criteria for valuation of the indemnification to the Shareholders´Company when the concession contract is over have not yet been defined by the Federal Government, the Company management believes that it will be based at least on the tariff pricing model. Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(5)       CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Bank deposits	546	723	92,053	147,126
Short-term financial investments	525,210	548,466	2,615,286	2,552,710
Total	525,756	549,189	2,707,338	2,699,837

Short-term financial investments are short-term transactions with institutions operating in the Brazilian financial market, with daily liquidity, low credit risk and average interest of 100% of the Interbank deposit rate (CDI).

(6) CONSUMERS, CONCESSIONÁIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at March 31, 2012 and December 31, 2011:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	March 31, 2012	December 31, 2011
Current
Consumer classes
Residential	349,423	227,831	36,626	613,880	573,936
Industrial	126,747	53,410	36,642	216,799	227,474
Commercial	135,283	47,639	16,893	199,815	195,270
Rural	33,277	7,041	1,711	42,029	43,612
Public administration	31,482	4,519	635	36,636	34,601
Public lighting	26,809	2,314	12,396	41,519	42,270
Public utilities	37,456	6,685	1,041	45,182	41,560
Billed	740,477	349,439	105,944	1,195,860	1,158,723
Unbilled	505,367	-	-	505,367	427,661
Financing of Consumers' Debts	81,262	13,032	41,679	135,973	136,882
Free energy	3,741	-	-	3,741	3,674
CCEE transactions	12,285	-	-	12,285	17,961
Concessionaires and Licensees	196,519	-	-	196,519	207,204
Allowance for doubtful accounts	-	-	(90,864)	(90,864)	(85,318)
Other	24,890	-	-	24,885	7,493
Total	1,564,540	362,471	56,759	1,983,765	1,874,280

Non current
Financing of Consumers' Debts	136,382	-	-	136,382	140,999
CCEE transactions	41,301	-	-	41,301	41,301
Total	177,684	-	-	177,684	182,300

 Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

Consolidated
As of December 31, 2011	(85,318)
Valuation allowance recognized	(26,623)
Recovery of revenue	5,402
Write-off of accounts receivable and valuarion allowance	15,675
As of March 31, 2012	(90,864)

(7) FINANCIAL INVESTMENTS

In 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP would be settled by CPFL Brasil using the funds derived from the acquisition of energy produced by that company.

At March 31, 2012, the current assets balance of the parent company is R$ 37,201 (R$ 45,668 at December 31, 2011), and noncurrent was R$ 2,854 at December 31, 2011. The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

In the consolidated, balance refers mainly to financial investments required by financing contracts of indirect subsidiaries CPFL Renováveis, BAESA and ENERCAN, and may be hold to the complete financing liquidation.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

(8) RECOVERABLE TAXES

	Parent company		Consolidated
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Current
Prepayments of social contribution - CSLL	441	441	11,102	7,347
Prepayments of income tax - IRPJ	140	-	4,649	1,349
IRRF on interest on equity	30,891	30,891	31,345	31,345
Income tax and social contribution to be offset	1,894	1,894	22,485	16,810
Withholding tax - IRRF	7,796	7,487	73,160	120,390
ICMS to be offset	-	-	72,382	69,329
Social Integration Program - PIS	-	-	8,384	5,793
Contribution for Social Security financing- COFINS	42	42	34,061	22,103
National Social Security Institute - INSS	1	1	2,584	2,123
Other	26	26	749	874
Total	41,232	40,783	260,900	277,463

Noncurrent
Social contribution to be offset - CSLL	-	-	37,065	36,277
Income tax to be offset - IRPJ	-	-	1,019	1,001
ICMS to be offset	-	-	115,464	112,423
Social Integration Program - PIS	-	-	11,221	3,299
Contribution for Social Security financing- COFINS	-	-	54,439	62,302
National Social Security Institute - INSS	-	-	1,339	1,339
Other	-	-	290	74
Total	-	-	220,837	216,715

(9) DEFERRED TAXES

9.1- Breakdown of tax credits and debits:

	Parent company		Consolidated
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Social contribution credit/(debit)
Tax losses carryforwards	48,352	48,352	52,468	56,436
Tax benefit of merged goodwill	-	-	171,100	169,062
Temporarily differences	1,562	1,684	(212,173)	(212,305)
Subtotal	49,914	50,035	11,395	13,194

Income tax credit / (debit)
Tax losses carryforwards	143,174	143,281	154,590	165,736
Tax benefit of merged goodwill	-	-	565,766	565,106
Temporarily differences	617	557	(590,714)	(599,330)
Subtotal	143,791	143,839	129,642	131,512

PIS and COFINS (debit)
Temporary non-deductible differences	-	-	(3,806)	(6,272)

Total	193,704	193,874	137,231	138,434

Total tax credit	193,704	193,874	1,171,826	1,176,535
Total tax debit	-	-	(1,034,596)	(1,038,101)

9.2 - Tax benefit of merged goodwill:

Refers to the tax credit calculated on the merged goodwill on acquisition of subsidiaries, as shown below, which were merged and are recorded in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 09 – Individual, Separate and Consolidated Financial Statements and Application of the Equity Method. The benefit is realized in proportion to tax amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	Consolidated
	March 31, 2012		December 31, 2011
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	83,595	232,207	85,709	238,079
CPFL Piratininga	18,968	65,091	19,404	66,584
RGE	36,852	152,192	37,714	155,750
CPFL Santa Cruz	3,323	10,448	3,545	11,148
CPFL Leste Paulista	1,891	5,753	2,024	6,155
CPFL Sul Paulista	2,746	8,565	2,944	9,183
CPFL Jaguari	1,633	4,955	1,745	5,289
CPFL Mococa	1,043	3,237	1,121	3,483
CPFL Geração	-	27,528	-	28,167
CPFL Serviços	276	749	306	847
CPFL Renováveis	20,773	55,041	14,552	40,421
Total	171,100	565,766	169,062	565,106

9.3 - Accumulated balances on temporary differences:

	Consolidated
	March 31, 2012			December 31, 2011
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Temporary differences:
Reserve for contingencies	20,382	57,407	-	19,246	54,009	-
Revision tariff - basic pay	6,934	19,262	7,854	2,628	7,301	2,977
Private pension fund	2,010	6,580	-	2,218	7,159	-
Allowance for doubtful accounts	8,021	22,318	-	7,656	21,306	-
Free energy provision	4,517	12,549	-	4,365	12,128	-
Research and Development and Energy Efficiency Programs	13,138	36,498	-	12,642	35,118	-
Reserves related to personnel	3,210	8,905	-	2,842	7,886	-
Depreciation rate difference	8,033	22,313	-	8,315	23,096	-
Losses on investments	804	2,235	-	804	2,235	-
Financial instruments (IFRS / CPC)	288	799	-	376	1,045	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(2,192)	(6,088)	-	(2,248)	(6,244)	-
Reversal of regulatory assets and liabilities (IFRS / CPC)	(12,368)	(34,356)	(14,347)	(9,789)	(27,191)	(11,086)
Actuarial losses on the transition of accounting practices (IFRS/CPC)	26,133	72,883	-	26,162	72,964	-
Other adjustments changes in practices	19,597	54,437	-	18,595	51,652	-
Business Combination CPFL Renováveis (note 12)	(203,742)	(563,257)	818	(198,379)	(560,279)	-
Accelerated depreciation	(1,212)	(3,366)	-	(807)	(2,243)	-
Other	4,925	7,014	1,870	3,595	7,749	1,838
Temporarily differences - comprehensive income:
Recognition of the concession - financial adjustment (IFRS / CPC)	(31,131)	(85,959)	-	(30,938)	(85,938)	-
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(79,520)	(220,889)	-	(79,590)	(221,082)	-
Total	(212,173)	(590,714)	(3,806)	(212,305)	(599,330)	(6,272)

9.4 - Reconciliation of the amounts of income tax and social contribution reported in the quarters ended March 31, 2012 and 2011:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	Parent company
	Social contribution		Income tax
	2012	2011	2012	2011
	1st quarter	1st quarter	1st quarter	1st quarter
Income before taxes	411,075	411,075	459,738	459,738
Adjustments to reflect effective rate:
Equity in subsidiaries	(446,712)	(446,712)	(506,095)	(506,095)
Amortization of intangible asset acquired	26,972	34,113	28,641	36,297
Other permanent additions, net	-	-	17	36
Calculation base	(8,665)	(1,524)	(17,700)	(10,024)
Statutory rate	9%	25%	9%	25%
Tax debit result	780	381	1,593	2,506
Tax credit not recorded	(841)	(490)	(1,593)	(2,464)
Total	(61)	(109)	-	42

Current	-	-	-	-
Deferred	(61)	(109)	-	42

	Consolidated
	Social contribution		Income tax
	2012	2011	2012	2011
	1st quarter	1st quarter	1st quarter	1st quarter
Income before taxes	653,205	653,205	723,050	723,050
Adjustments to reflect effective rate:
Amortization of intangible asset acquired	48,721	56,186	28,641	36,601
Realization CMC	2,011	-	2,592	-
Tax incentives - PIIT	(1,355)	(1,355)	-	-
Effect of presumed profit system	(37,882)	(46,826)	(6,771)	(7,837)
Other permanent additions, net	17,877	11,600	(922)	(8,147)
Calculation base	682,578	672,810	746,590	743,666
Statutory rate	9%	25%	9%	25%
Tax debit result	(61,432)	(168,202)	(67,193)	(185,917)
Tax credit not recorded	(588)	216	(1,599)	(2,466)
Total	(62,020)	(167,987)	(68,792)	(188,383)

Current	(64,046)	(172,580)	(54,300)	(150,782)
Deferred	2,026	4,593	(14,492)	(37,601)

(10)  FINANCIAL ASSET OF CONCESSION

Consolidated
As of December 31, 2011	1,376,664
Additions	59,341
Effect of change in depreciation rates	399,527
Change in the fair value	825
Disposal	(371)
As of March 31, 2012	1,835,986

The balance refers to the fair value of the financial asset in relation to the right established in the energy distributors’ concession agreements to receive payment on reversal of the assets to granting authorities at the end of the concession.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

As mentioned in Note 13, ANEEL reviewed the depreciation rates for the electricity sector assets in the first quarter of 2012. The new rates came into effect on January 1, 2012 and on average, increased the useful life of the electric energy distribution assets.

Management believes that this fact changed the contractual conditions of concession related to reimbursement of investments performed in the infrastructure linked to the services rendered.

Therefore, based on the new useful lives specified by the regulatory body, the Company recalculated the financial asset at January 1, 2012, which corresponds to the amount subject to indemnification at the end of the concession, which will be recovered directly from granting authorities and as a result, the amount of R$ 399,527 was recognized as an increment to the asset, set against the intangible concession asset to adequate the portion which will be recovered through services rendered (sale of energy).

Under the current tariff model, interest on the asset is recognized in profit or loss on billing the consumers and realized on receipt of the electric energy bills. The difference in relation to the adjustment to fair value is recognized against the revaluation reserve in equity (Other Comprehensive Income).

(11)  OTHER CREDITS

	Consolidated
	Current		Noncurrent
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Receivables - consortia	27	27	-	-
Advances - Fundação CESP	17,970	15,518	-	-
Advances to suppliers	36,729	37,951	-	-
Pledges, funds and tied deposits	399	1,548	128,492	115,517
Fund tied to foreign currency loans	-	-	29,101	29,774
Orders in progress	164,611	156,524	-	-
Reimbursement RGR	4,271	4,590	1,909	1,909
Advance to energy purchase agreements	50,743	44,399	61,431	58,620
Collection agreements	42,972	57,377	-	-
Prepaid expenses	34,091	5,695	15,030	1,355
Other	130,958	86,309	57,365	72,287
Total	482,772	409,938	293,327	279,461

(12)    INVESTMENTS

	Parent company
	March 31, 2012	December 31, 2011
Equity interests in subsidiaries, accountes for using the equity method of accounting
Shareholders´ equity of the subsidiary	5,823,721	5,357,729
Net adjusted to fair value, upon business combination	1,217,018	1,251,131
Goodwill	6,054	6,054
Total	7,046,793	6,614,915

12.1 - Permanent Equity Interests – equity method:

The main information on the investments in direct permanent equity interests is as follows:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

		March 31, 2012				March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2011
Investment	Number of shares (thousand)	Total assets	Capital	Shareholders' Equity	Profit or loss for the year	Shareholders´ Equity Interest		Interest in Subsidiaries
CPFL Paulista	144,378	5,949,752	144,378	1,061,730	163,595	1,061,730	897,984	163,595	175,528
CPFL Piratininga	53,031,259	2,452,161	83,896	452,655	63,545	452,655	388,980	63,545	116,880
CPFL Santa Cruz	371,772	286,390	55,363	124,922	8,245	124,922	116,634	8,245	6,366
CPFL Leste Paulista	895,733	152,061	21,546	70,630	2,023	70,630	68,587	2,023	2,881
CPFL Sul Paulista	463,482	142,561	21,468	67,217	2,903	67,217	64,465	2,903	3,965
CPFL Jaguari	212,126	99,336	14,156	45,922	2,487	45,922	43,430	2,487	3,264
CPFL Mococa	121,761	79,179	14,566	38,922	1,309	38,922	37,634	1,309	1,293
RGE	807,168	2,873,511	884,328	1,349,479	82,107	1,349,479	1,267,268	82,107	54,826
CPFL Geração	205,487,716	4,665,397	1,039,618	2,561,396	77,646	2,561,396	2,483,750	77,646	78,488
CPFL Jaguari Geração(*)	40,108	50,001	40,108	49,957	2,048	49,957	47,909	2,048	2,205
CPFL Brasil	11,998	1,665,920	11,999	117,226	30,559	(73,074)	(112,633)	30,559	56,132
CPFL Planalto(*)	630	15,426	630	12,785	4,560	12,785	8,225	4,560	3,279
CPFL Serviços	1,482,334	44,676	19,966	29,577	4,246	29,577	25,330	4,246	341
CPFL Atende (*)	13,991	18,826	13,991	14,790	461	14,790	14,329	461	596
Nect(*)	2,058	10,659	2,059	5,270	1,411	5,270	3,859	1,411	109
CPFL Total(*)	19,005	10,000	10,019	9,606	(401)	9,599	-	(401)	-
CPFL Jaguariuna(*)	189,620	2,516	2,926	1,945	(33)	1,945	1,977	(33)	(57)
TOTAL						5,823,721	5,357,729	446,712	506,095

(*) Number of quotes

The amounts related to the subsidiaries CPFL Geração and CPFL Brasil were adjusted for equity purposes, due to the effects of CPFL Renováveis business combination (note 12).

Changes on investments in subsidiaries are as follows:

Investment	Investment as of December 31, 2011	Capital increase /payment of capital	Equity in subsidiary (profit or loss)	Equity in subsidiary (Other comprehensive income)	Investment as of March 31, 2012
CPFL Paulista	897,984	-	163,595	150	1,061,730
CPFL Piratininga	388,980	-	63,545	130	452,655
CPFL Santa Cruz	116,634	-	8,245	43	124,922
CPFL Leste Paulista	68,587	-	2,023	20	70,630
CPFL Sul Paulista	64,465	-	2,903	(151)	67,217
CPFL Jaguari	43,430	-	2,487	5	45,922
CPFL Mococa	37,634	-	1,309	(21)	38,922
RGE	1,267,268	-	82,107	104	1,349,479
CPFL Geração	2,483,750	-	77,646	-	2,561,396
CPFL Jaguari Geração	47,909	-	2,048	-	49,957
CPFL Brasil	(112,633)	9,000	30,559	-	(73,074)
CPFL Planalto	8,225	-	4,560	-	12,785
CPFL Serviços	25,330	-	4,246	-	29,577
CPFL Atende	14,329	-	461	-	14,790
Nect	3,859	-	1,411	-	5,270
CPFL Total	-	10,000	(401)	-	9,599
CPFL Jaguariuna	1,977	-	(33)	-	1,945
	5,357,729	19,000	446,712	280	5,823,721

12.2 – Net adjustment to fair value, upon Business Combination and goodwill

Net adjustment to fair value, upon Business Combination refers mainly to the right to  the concession, acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

The amounts have been presented in intangible assets in the consolidated financial statements (note 14).

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

12.3 – Business combinations – 2011

12.3.1 – CPFL Renováveis corporate restructuring

In April 2011, with the objective of consolidating experience in the renewable energy sector and increasing synergies, the Company signed an agreement with the shareholders of ERSA Energia Renováveis S.A (“ERSA”) to merge renewable energy assets and projects held in its subsidiaries (in the case of CPFL, assets of the subsidiaries CPFL Geração and CPFL Brasil). After a series of planned restructurings, fully detailed in Financial Statements as of December 31, 2011, CPFL Geração and CPFL Brasil have joined the shareholders of ERSA as majority shareholders, resulting in the creation of CPFL Energias Renováveis S.A.

For purposes of the consolidated financial statements, as a result of this business combination, finalized in various stages during the second half year of 2011, the balances of the intangible assets and capital reserve of the business combination were R$ 2,302,122 and R$ 229,940, respectively, at December 31, 2011. This business combination in 2011 included the acquisition of Jantus SL and Santa Luzia Energética S.A. by the subsidiary CPFL Renováveis.

With regard to the recognition of this acquisition in the books of the subsidiaries CPFL Geração and CPFL Brasil, as these subsidiaries do not have control of CPFL Renováveis, but rather have significant influence and account for CPFL Renováveis as associates. Therefore, the following treatment was applied for individual purposes in the financial statements of the CPFL Geração and CPFL Brasil: (i) a gain of R$ 412,359 was recorded in profit and loss for CPFL Geração and (ii) a gain of R$ 7,881 and goodwill of R$ 190,300 was recognized for CPFL Brasil. Since, in the consolidated statements, this transaction refers to a transaction between partners, these effects were adjusted in CPFL Energia, for consolidation purposes, and recorded in equity.

In relation to CPFL Renováveis, the business combination is still at the measurement period.

12.4 – Business combinations - 2012

Atlântica I Parque Eólico S.A., Atlântica II Parque Eólico S.A., Atlântica IV Parque Eólico S.A. e Atlântica V Parque Eólico S.A. (“Atlântica Complex”)

In January 2012, the indirect subsidiary CPFL Renováveis signed a share purchase agreement with Cobra Instalaciones Y Servicios S.A., with the objective of acquiring 100% of the shares in Atlântica I Parque Eólico S.A., Atlântica II Parque Eólico S.A., Atlântica IV Parque Eólico S.A. and Atlântica V Parque Eólico S.A.. These companies hold authorizations to generate electric energy from wind power under the Independent Producer  System, for a period of 35 years, by installation of their respective wind power plants, with joint installed power of 120 MW (physical information not reviewed by the indenpendent auditors).

ANEEL has approved transfer of the control of the Atlântica Complex to CPFL Renováveis, as published on March 26, 2012. The amount of R$ 24 million was paid to the sellers in March 2012.

Bons Ventos Geradora de Energia S.A.

In accordance with the notice to the market dated February 24, 2012, the subsidiary CPFL Renováveis acquired 100% of the shares of BVP S.A, parent company of Bons Ventos Geradora de Energia S.A. (“Bons Ventos”). The purchase price was R$ 1,062 million, which includes: (i) R$ 600 million to be paid to the sellers (consideration transferred); and (ii) assumption of a net debt of R$ 462 million.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Bons Ventos has an authorization granted by ANEEL to exploit the Taíba Albatroz, Bons Ventos, Enacel and Canoa Quebrada wind power plants, with installed capacity of 157,5 MW. These wind power plants are located in the State of Ceará and are in full commercial operation. All the energy has been contracted to Eletrobrás for twenty years, under the PROINFA Program (Programa de Incentivo às Fontes Alternativas de Energia Elétrica) (physical information not reviewed by the independent auditors).

The shares purchase agreement is conditional on the prior agreement of ANEEL, banks and other competent regulatory bodies. This business combination is not recognized at March 31, 2012, as it is not yet totally finalized.

a)   Additional information on the acquisition of the subsidiaries Atlântica Complex and BVP (estimated).

	Atlântica Complex	Bons Ventos
	March 23,2012	March 31,2012
		(Estimated)
Cash and cash equivalents transferred as consideration by the acquirers:
Cash transferred or to be transferred to shareholders	24,000	616,945
Total transfered consideration (paid)	24,000	616,945

b)   Assets acquired and liabilities recognized on the acquisition date

In relation to the acquisition of the Atlântica Complex, all the consideration transferred (paid) was allocated to assets acquired and liabilities assumed at their fair values, including the intangible assets associated with the authorized exploration rights, and will be amortized over the remaining terms of the authorizations linked to exploration of the ventures purchased. Consequently, as the whole amount paid was allocated to identified assets and liabilities, no residual amount was allocated to goodwill for this transaction.

The subsidiary CPFL Renováveis believes that the same allocation criteria as mentioned in the previous paragraph will be used for the acquisition of BVP. Consequently, the whole amount to be paid will be allocated to identifiable assets and liabilities and it is not anticipated that residual amounts will be allocated as goodwill in this prospective transaction. Allocation of the amount paid will based on the economic and financial report to be prepared by specialists contracted and analyses conducted by the subsidiary’s Management.

The Management of CPFL Renováveis does not expect the amount allocated as the right to exploit these acquisitions to be deductible for tax purposes on the acquisition date, and has therefore recorded deferred income tax and social contribution in relation to the difference between the amounts allocated and the tax bases of these assets.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Allocation of the amount paid was based on the economic and financial report issued by specialists contracted by Management, and analyses made by management itself.

The initial accounting for the acquisition of the Atlântica Complex was determined provisionally at March 31, 2012. The necessary market evaluations and other calculations had not been finalized by the date on which the interim statements were completed, and consequently, it was only determined provisionally based on Management`s best estimate of the probable amounts.

	Atlântica Complex	Bons Ventos
	March 23,2012	March 31,2012
		(Estimated)
Current assets:
Cash and cash equivalents	186	41,104
Receivables	-	16,265
Other Current Assets	157	7,090

Noncurrent assets:
Tied financial investments	-	10,333
Deferred taxes	-	43,001
Fixed Assets	6,243	615,835
Intangible assets	-	24,570

Liabilities:
Suppliers	54	3,056
Loans and debentures	-	51,881
Other liabilities	4	26,110

Noncurrent liabilities:
Loans and debentures	-	554,778
Other noncurrent liabilities	-	20,102
Acquired net assets	6,528	102,271

c)   Determination of intangible assets (exploration rights)

	Atlântica Complex	Bons Ventos
	March 23,2012	March 31,2012
		(Estimated)

Consideration to be transferred (paid)	24,000	616,945
Less: Fair value of identifiable acquired net assets	(6,528)	(195,720)
Amount allocated as a right of exploitation	17,472	421,225
Taxes effects	9,001	216,995
Amount allocated to right of exploitation after taxes effects	26,473	638,220

The difference between the considerations transferred (paid) and the fair value of the net identifiable assets acquired was allocated as exploration rights as it is linked to the regulated activity and based onan economic and financial report prepared by specialists contracted by Management. These amounts, adjusted for tax effects, will be amortized over the remaining term of the authorizations to exploit the ventures, over an estimated average term of 23 years for the Atlântica Complex and 21 years for Bons Ventos.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

d)   Net cash outflow on acquisition of the subsidiaries

	Atlântica Complex	Bons Ventos
	March 23,2012	March 31,2012
		(Estimated)

Cash consideration	24,000	616,945
Less: acquired cash and cash equivalents	(186)	(41,104)
Net cash at December 31, 2011	23,814	575,841

e)   Impact of the acquisitions of the Atlântica Complex on the profit and loss of CPFL Renováveis at March 31, 2012

The Atlântica Complex is still under construction and the acquisition of BVP, regarded as probable, had not been concluded by March 31, 2012. There is therefore no effect of the operations of the Complexo Eólico Atlântica and BVP to be recognized in the consolidated interim financial statements for the quarter ended March 31, 2012.

Usina Ester

In March 2012, the subsidiary CPFL Renováveis acquired 100% of the  biomass power generation and water vapor assets of SPE Lacenas Participações Ltda., controlled by Usina Açucareira Ester (“Usina Ester”), which has authorization from ANEEL to exploit biomass power energy generation, and installed capacity of 40.0 MW. Around 7 MW average of co-generation energy from Usina Ester was already commercialized in the 2007 alternative sources auction (LFA), for a period of 15 years and at an average selling price of R$ 177 per MWh (as at January 2012). The rest of the energy will be sold on the free market (physical information not reviewed by the independent auditors).

The total acquisition price was R$ 112 million, comprising, at the date of signing the contract, R$ 51 million to be paid to the sellers (consideration transferred) and assumption of a net debt of R$ 61 million.

The shares purchase agreement is conditional on the prior agreement of ANEEL and other competent regulatory bodies. Since the price negotiation is still being finalized, the Company is not disclosing all the additional information required by CPC 15 (R1) in the interim statements at March 31, 2012, as this information is not yet available at the date of these statements.

(13)  PROPERTY, PLANT AND EQUIPMENT

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
As of December 31, 2011	246,853	1,577,892	2,316,149	3,066,274	3,509	15,781	1,065,615	8,292,076
Cost	250,757	1,926,694	2,757,021	4,006,965	8,799	21,657	1,065,615	10,037,508
Accumulated depreciation	(3,903)	(348,802)	(440,873)	(940,692)	(5,290)	(5,873)	-	(1,745,432)

Additions	-	116	1,367	4,661	147	48	283,952	290,292
Disposals	(1)	(2,480)	(5,003)	(4,054)	(397)	(321)	(71)	(12,326)
Transfers	(18,541)	404,163	(551,881)	369,631	(16)	3	(203,358)	-
Transfers - other assets	-	204,235	(367,958)	163,390	-	333	-	-
Depreciation	(6,751)	(15,400)	(17,792)	(37,499)	(130)	(207)	(2,892)	(80,671)
Disposal of depreciation	-	1,029	156	826	304	17	-	2,333
Reclassification of depreciation	-	(63,078)	104,536	(41,302)	-	(155)	-	(0)
Corporate restructuring - acquired in Business Combination	-	-	-	-	-	-	6,243	6,243
As of March 31, 2012	221,560	2,106,477	1,479,574	3,521,925	3,418	15,503	1,149,489	8,497,946
Cost	232,215	2,547,754	1,806,560	4,550,903	8,528	21,760	1,149,489	10,317,209
Accumulated depreciation	(10,655)	(441,277)	(326,986)	(1,028,979)	(5,110)	(6,257)	-	(1,819,264)

Average depreciation rate		2.83%	2.59%	2.93%	14.29%	12.79%	-

On February 4, 2012, with Resolution no 474,  ANEEL established new annual depreciation rates for the operational assets granted in the electricity sector. The new rates substitute those of the Electricity Sector Equity Control Manual – MCPSE, approved by Resolution no 367 of June 2, 2009, and came into effect on January 1, 2012.

This resulted in a reduction in the useful life of the generation assets, and in conformity with CPC 23, the Company changed the depreciation of property, plant and equipment prospectively as from that date, resulting in an increment in depreciation expense of R$ 2,542.

In conformity with CPC 20, the interest on the loans taken out by the subsidiaries to finance the construction is capitalized during the construction phase. For further details of construction assets and fund raising costs, see note 29.

As a result of reconciliation of the assets base for implementation of the Equity Control Manual, determined by ANEEL Resolution nº 367/2009, certain assets were reclassified, as shown under transfers and reclassification of depreciation.

(14)  INTANGIBLE ASSETS

	Consolidated
		Concession right
	Goodwill	Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities	Other intangible assets	TOTAL
Intangible asset at December 31, 2011	6,115	4,120,388	3,584,408	730,807	382,570	103,150	8,927,438
Cost	6,152	6,016,242	8,975,287	730,807	407,286	174,390	16,310,164
Amortization Accumulated	(37)	(1,895,854)	(5,390,879)	-	(24,716)	(71,239)	(7,382,726)

Additions	-	26,473	-	269,629	-	6,455	302,557
Amortization	-	(65,501)	(88,981)	-	(3,854)	(3,369)	(161,705)
Transfer - intangible assets	-	2,081	151,546	(151,546)	-	(2,081)	0
Transfer - financial asset	-	-	(399,527)	(59,341)	-	-	(458,868)
Transfer - other assets	-	-	1,194	-	-	-	1,194
Intangible asset at March 31, 2012	6,115	4,083,441	3,248,640	789,549	378,716	104,156	8,610,617

Cost	6,152	6,044,795	8,759,259	789,549	407,286	177,954	16,184,995
Amortization Accumulated	(37)	(1,961,354)	(5,510,619)	-	(28,570)	(73,799)	(7,574,378)

At March 31, 2012, from the total intangible assets acquired through business combinations, R$ 26,473 relate to CPFL Renováveis, due to acquisition of indirect subsidiary Atlântica Complex (note 12).

As mentioned in Note 10, as a result of ANEEL’s review of the useful life of electric energy distribution assets, the distributors’ intangible concession asset amortization changed effective date from January 1, 2012 on. Additionally to the effects described in note 10, related to transfer from intangible assets to financial asset, the useful life of these assets increased, on average. Consequently, and in conformity with CPC 23, the Company changed the amortization of the intangible asset prospectively as from that date, resulting in a decrease of R$ 14,328 in amortization expense in the quarter.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

In conformity with CPC 20, the interest on the loans taken out by the subsidiaries is capitalized to qualifying intangible assets. For further details of construction assets and fund raising costs, see note 29.

14.1 Intangible asset acquired in business combinations

The following table shows the breakdown of the intangible asset of the right to exploit the concession acquired in business combinations:

	Consolidated
	March 31, 2012			December 31, 2011	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2012	2011
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent Company
CPFL Paulista	304,861	(124,728)	180,133	184,743	6.05%	6.33%
CPFL Piratininga	39,065	(15,345)	23,720	24,264	5.58%	5.99%
RGE	3,150	(859)	2,291	2,345	6.90%	6.81%
CPFL Geração	54,555	(21,612)	32,943	33,659	5.28%	5.63%
CPFL Santa Cruz	9	(4)	6	6	16.25%	21.17%
CPFL Leste Paulista	3,333	(1,256)	2,077	2,212	16.16%	20.30%
CPFL Sul Paulista	7,288	(2,641)	4,647	4,973	17.90%	18.98%
CPFL Jaguari	5,213	(2,080)	3,133	3,320	14.40%	22.68%
CPFL Mococa	9,110	(3,495)	5,614	6,031	18.29%	19.87%
CPFL Jaguari Geração	7,896	(1,270)	6,626	6,777	7.64%	8.17%
	434,480	(173,290)	261,189	268,331

Subsidiaries
ENERCAN	10,233	(3,183)	7,050	7,210	6.27%	6.90%
Barra Grande	3,081	(1,239)	1,842	1,884	5.49%	5.98%
Chapecoense	7,376	(416)	6,960	7,075	6.06%	4.08%
EPASA	499	(25)	474	479	4.76%	3.85%
CPFL Renováveis	2,347,132	(40,521)	2,306,611	2,299,807	3.42%	3.82%
Others	14,478	(12,132)	2,346	2,527	4.99%	4.99%
	2,382,798	(57,516)	2,325,282	2,318,983

Subtotal	2,817,278	(230,806)	2,586,472	2,587,314

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(763,223)	357,043	361,908	1.74%	1.68%
CPFL Geração	426,450	(242,351)	184,098	188,367	4.00%	4.25%
Subtotal	1,546,716	(1,005,575)	541,141	550,274

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(492,036)	581,991	596,709	5.48%	5.75%
CPFL Piratininga	115,762	(45,473)	70,289	71,903	5.58%	5.99%
RGE	310,128	(92,398)	217,730	222,894	6.03%	6.58%
CPFL Santa Cruz	61,685	(38,537)	23,148	24,698	10.05%	13.10%
CPFL Leste Paulista	27,034	(13,685)	13,349	14,289	13.91%	15.59%
CPFL Sul Paulista	38,168	(18,996)	19,172	20,557	14.52%	15.16%
CPFL Mococa	15,124	(7,836)	7,288	7,838	14.56%	15.34%
CPFL Jaguari	23,600	(12,039)	11,561	12,354	13.44%	16.72%
CPFL Jaguari Geração	15,275	(3,973)	11,302	11,559	6.73%	7.20%
Subtotal	1,680,801	(724,973)	955,828	982,800

Total	6,044,795	(1,961,354)	4,083,441	4,120,388

The amortization rates for intangible assets acquired through business combination are based on the projected income curves of the concessionaires for the rest of the concession term, and these projections are reviewed annually.

(15)  SUPPLIERS

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	Consolidated
	March 31, 2012	December 31, 2011
Current
System Service Charges	28,966	33,794
Energy purchased	765,849	730,790
Electricity Network Usage Charges	171,605	150,013
Materials and Services	244,642	247,085
Free Energy	80,378	78,432
Other	30	30
Total	1,291,471	1,240,143

(16)  INTEREST ON DEBTS, LOANS AND FINANCING

	Consolidated
	March 31, 2012				December 31, 2011
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
BNDES - Power increases	30	3,690	3,880	7,600	34	3,690	4,802	8,526
BNDES/BNB - Investment	21,613	554,367	4,069,504	4,645,484	25,032	542,153	4,071,103	4,638,287
BNDES - Property income	56	2,557	7,217	9,830	49	2,039	5,042	7,130
BNDES - Working capital	558	99,503	20,771	120,832	687	111,129	36,928	148,743
Financial Institutions	162,231	354,599	1,370,749	1,887,580	119,804	221,142	1,507,927	1,848,874
Other	620	11,876	27,231	39,728	782	13,154	28,327	42,263
Subtotal	185,109	1,026,593	5,499,352	6,711,054	146,388	893,307	5,654,129	6,693,824

Foreign currency
Financial Institutions	955	3,037	41,802	45,793	444	3,107	42,769	46,320

Total at Cost	186,063	1,029,630	5,541,154	6,756,848	146,832	896,414	5,696,898	6,740,144

Measured at fair value
Foreign currency
Financial Institutions	7,303	-	1,675,955	1,683,258	18,697	-	1,685,557	1,704,254
Total at fair value	7,303	-	1,675,955	1,683,258	18,697	-	1,685,557	1,704,254

Total	193,367	1,029,630	7,217,109	8,440,106	165,530	896,414	7,382,455	8,444,398

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	Consolidated
Measured at amortized cost	March 31, 2012	December 31, 2011	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Renováveis	7,600	8,526	TJLP + 3.1% to 4.3%	72 to 75 monthly installments from september 2007 to july 2008	CPFL Energia guarantee and Promissory Note
BNDES/BNB - Investment
CPFL Paulista - FINEM III	47,081	53,807	TJLP + 3.3%	72 monthly installments from january 2008	CPFL Energia guarantee, receivables and Promissory Note
CPFL Paulista - FINEM IV	176,394	192,429	TJLP + 3.28% to 3.4%	60 monthly installments from january 2010	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	195,929	199,692	TJLP + 2.12% to 3.3%	72 monthly installments from february 2012	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	72,760	64,873	Fixed rate 5.5% to 8.0%	114 monthly installments from august 2011	CPFL Energia guarantee and receivables
CPFL Paulista - FINAME	65,503	67,613	Fixed rate 4.5%	96 monthly installments from january 2012	CPFL Energia guarantee
CPFL Piratininga - FINEM II	27,968	31,963	TJLP + 3.3%	72 monthly installments from january 2008	CPFL Energia guarantee, receivables and Promissory Note
CPFL Piratininga - FINEM III	73,524	80,207	TJLP + 3.28% to 3.4%	60 monthly installments from january 2010	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	105,494	109,734	TJLP + 2.12% to 3.3%	72 monthly installments from february 2012	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	35,539	35,611	Fixed rate 5.5% to 8.0%	114 monthly installments from august 2011	CPFL Energia guarantee and receivables
CPFL Piratininga - FINAME	31,061	32,062	Fixed rate 4.5%	96 monthly installments from january 2012	CPFL Energia guarantee
RGE - FINEM III	16,821	22,429	TJLP + 5.0%	60 monthly installments from january 2008 to december 2012	Receivables / CPFL Energia guarantee
RGE - FINEM IV	112,283	122,492	TJLP + 3.28 to 3.4%	60 monthly installments from january 2010 to december 2014	Receivables / CPFL Energia guarantee
RGE - FINEM V	118,577	109,962	TJLP + 2.12 to 3.3%	72 monthly installments from february 2012 to december 2018	Receivables / CPFL Energia guarantee
RGE - FINEM V	23,378	23,308	Fixed rate 5.5%	96 monthly installments from february 2013 to december 2021	Receivables / CPFL Energia guarantee
RGE - FINAME	15,586	16,089	Fixed rate 4.5% to 10%	96 monthly installments from january 2012 to december 2021	CPFL Energia guarantee
RGE - FINAME II	446	-	Fixed rate 10,0%	90 monthly installments from May 2012	Assets related to fiduciary
CPFL Santa Cruz	7,388	8,007	TJLP + 2.0% to 2.90%	54 monthly installments from december 2010	CPFL Energia guarantee and receivables
CPFL Mococa	3,954	4,258	TJLP + 2.90%	54 monthly installments from january 2011	CPFL Energia guarantee and receivables
CPFL Jaguari	3,460	3,732	TJLP + 2.90%	54 monthly installments from december 2010	CPFL Energia guarantee and receivables
CPFL Leste Paulista	5,146	5,497	TJLP + 2.90%	54 monthly installments from june 2011	CPFL Energia guarantee and receivables
CPFL Sul Paulista	5,572	5,952	TJLP + 2.90%	54 monthly installments from june 2011	CPFL Energia guarantee and receivables
BAESA	100,725	104,649	TJLP + 3.125% to 4.125%	144 monthly installments from september 2006	Pledge of shares, credit rights and revenue
BAESA	22,017	23,356	UMBND + 3.125% (1)	144 monthly installments from november 2006	Pledge of shares, credit rights and revenue
ENERCAN	232,478	240,780	TJLP + 4%	144 monthly installments from april 2007	Letters of guarantee
ENERCAN	14,779	15,685	UMBND + 4%	144 monthly installments from april 2007	Letters of guarantee
CERAN	495,861	508,179	TJLP + 3.69% to 5%	168 monthly installments from december 2005	CPFL Energia guarantee
CERAN	52,261	55,288	UMBND + 3.69% to 5% (1)	168 monthly installments from february 2006	CPFL Energia guarantee
Foz do Chapecó	1,027,499	1,044,312	TJLP + 2.49% to 2.95%	192 monthly installments from october 2011	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Renovaveis - FINEM II	37,967	38,818	TJLP + 1.95%	144 monthly installments from june 2011	Mortgage, credit rights and CPFL Energia guarantee
CPFL Renovaveis - FINAME II	36,176	37,356	Fixed rate 4.5%	102 monthly installments from june 2011	Mortgage, credit rights and CPFL Energia guarantee
CPFL Renováveis - FINEM I	408,727	416,677	TJLP + 1.95%	168 monthly installments from october 2009 to July 2011	PCH Holding a joint debtor, Letters of guarantee
CPFL Renováveis - FINEM III	540,055	426,119	TJLP + 1.72% to 1.9%	156 to 192 monthly installments from January 2012 to may 2013	Mortgage,equipment and CPFL Energia guarantee
CPFL Renovaveis - FINEM IV	4,939	5,374	TJLP 3.5%	46 monthly installments from April 2011	CPFL Energia guarantee, pledge of receivables
CPFL Renovaveis - FINEM V (Santa Luzia)	133,150	136,002	TJLP + 2.8% to 3.4%	143 monthly installments from december 2011	PCH Holding 2 and CPFL Renewable debtor solidarity.
CPFL Renováveis - FINAME I	177,962	179,188	TJLP + 5.5%	102 to 108 monthly installments from January 2012 to August 2020	Mortgage, credit rights and CPFL Energia guarantee
Epasa - FINEM	103,182	102,782	TJLP + 1.82%	152 monthly installments from January 2012	CPFL Energia guarantee
EPASA - BNB	109,168	109,137	Fixed rate 10%	132 monthly installments from january 2013	Bank guarantee
CPFL Brasil - FINEP	4,674	4,868	Fixed rate 5%	81 monthly installments from august 2011	Receivables

BNDES - Other
CPFL Brasil - Purchase of assets	6,155	3,624	TJLP + de 1.72% to 2.84%	36 monthly installments from may 2009	Tied to the asset acquired
CPFL Brasil - Purchase of assets	3,674	3,508	Fixed rate 4.5% to 8.70%	96 monthly installments from march 2012	CPFL Energia guarantee
CPFL Piratininga - Working capital	64,476	78,276	TJLP + 5.0% (2)	24 monthly installments from february 2011 and october 2011	No guarantee
CPFL Geração - FINEM - Working capital	35,065	42,077	TJLP + 4.95%	24 monthly installments from july 2011	CPFL Energia guarantee
CPFL Geração - FINAME - Working capital	21,292	28,389	TJLP + 4.95% (2)	23 monthly installments from february 2011	CPFL Energia guarantee

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	24,103	26,589	IGP-M + 7.42%	240 monthly installments from may 1994	Receivables
Banco do Brasil	108,212	105,435	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	229,935	224,124	98.50% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	164,662	160,528	99.00% of CDI	2 annual installments from march 2013.	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (*)	21,148	20,613	98.5% of CDI	4 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	21,221	20,671	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (*)	272,981	266,046	98.5% of CDI	4 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	61,020	59,438	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital (*)	19,001	18,551	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	7,337	7,113	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (*)	11,757	11,479	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	10,235	9,948	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (*)	19,535	19,073	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	19,108	18,576	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (*)	9,857	9,623	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	3,214	3,114	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital (*)	2,078	2,029	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	6,470	6,298	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil	645,395	628,632	107.0% of CDI	1 installment in april 2015	CPFL Energia guarantee
Foz do Chapecó
Banco Alfa	4,022	3,911	111.45% of CDI	1 installment in january 2012	No guarantee
CPFL Renovaveis
Banco Safra	44,025	42,925	CDI+ 0.4%	annual installment 2014	No guarantee
Banco Safra	32,844	32,022	CDI + 0.4%	annual installment 2014	No guarantee
BNB	149,420	152,136	TJLP + 8.08%	168 monthly installments from January 2009	Fiduciary alienation

Other
Eletrobrás
CPFL Paulista	8,716	9,046	RGR + 6.0% to 6.5%	monthly installments up to december 2022	Receivables and promissory notes
CPFL Piratininga	653	707	RGR + 6%	monthly installments up to july 2016	Receivables and promissory notes
RGE	15,487	16,264	RGR + 6%	monthly installments up to july 2016	Receivables and promissory notes
CPFL Santa Cruz	3,173	3,381	RGR + 6%	monthly installments up to april 2018	Receivables and promissory notes
CPFL Leste Paulista	938	986	RGR + 6%	monthly installments up to february 2022	Receivables and promissory notes
CPFL Sul Paulista	1,535	1,629	RGR + 6%	monthly installments up to july 2018	Receivables and promissory notes
CPFL Jaguari	88	93	RGR + 6%	monthly installments up to may 2017	Receivables and promissory notes
CPFL Mococa	367	383	RGR + 6%	monthly installments up to february 2022	Receivables and promissory notes
Other	8,771	9,774
Subtotal Brazilian Currency - Cost	6,711,054	6,693,824

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Foreign Currency
Financial institutions
CPFL Paulista (5)
Debt Conversion Bond	1,097	1,119	US$ + Libor 6 months + 0.875%	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
C-Bond	5,050	5,064	US$ + 8%	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	16,093	16,403	US$ + Libor 6 months + 0.8125%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	23,553	23,734	US$ + 6%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Subtotal Foreign Currency - Cost	45,793	46,320

Total Measured at cost	6,756,847	6,740,144

Foreign Currency
Measured at fair value through profit and loss
Financial Institutions
CPFL Paulista
BNP Paribas	192,766	195,602	US$ + 2.78% (3)	1 installment in june 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	93,903	95,259	US$ + 2.74% (3)	1 installment in july 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	93,195	94,364	US$ + 2.55% (3)	1 installment in august 2014	CPFL Energia guarantee and promissory notes
Morgan Stanley	94,043	95,086	US$ + Libor 6 months + 1.75% (3)	1 installment in september 2016	CPFL Energia guarantee and promissory notes
Bank of America	193,792	196,645	US$ + 3.69% (3)	1 installment in july 2016	CPFL Energia guarantee and promissory notes
Bank of America	278,602	282,012	US$ + 2.33% (3)	1 installment in july 2014	CPFL Energia guarantee and promissory notes
Societe Generale	41,548	42,106	US$ + 3.55% (3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
Citibank	94,118	95,165	US$ + Libor 6 months + 1.77% (3)	1 installment in september 2016	CPFL Energia guarantee and promissory notes
HSBC	44,336	44,782	US$ + Libor 6 months + 2.37%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
CPFL Piratininga
BNP Paribas	56,096	56,862	USD + 2.62% (3)	1 installment in july 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	186,232	188,538	USD + 2.52% (3)	1 installment in august 2014	CPFL Energia guarantee and promissory notes
Societe Generale	54,517	55,249	USD + 3.55% (3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
Citibank	15,017	15,190	US$ + Libor 6 months + 1.69%(3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
Sumitomo	94,364	94,845	US$ + Libor 6 months + 1.75%(3)(***)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
CPFL Geração
Citibank	117,280	118,524	US$ + Libor 6 months + 1.69%(3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Citibank - Law 4131	8,821	8,972	US$ + Libor 6 months + 1.52%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
Citibank - Law 4131	8,821	8,972	US$ + Libor 6 months + 1.52%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Citibank - Law 4131	8,089	8,233	US$ + Libor 6 months + 1.57%(3)	1 installment in august 2014	CPFL Energia guarantee and promissory notes
CPFL Mococa
Citibank - Law 4131	7,718	7,849	US$ + Libor 6 months + 1.52%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
Total Foreign Currency - fair value	1,683,258	1,704,254

Total - Consolidated	8,440,106	8,444,398

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to :
(1) 143.9% of CDI	(3) 95.50% up 106.85% of CDI
(2) 106.3% of CDI
(4)As certain assets are dollar indexed (Note 11), a partial swap of R$ 22,084 was contracted, converting the currency variation to 102.05% of the CDI.

(*) Efective rate:

CPFL Paulista and CPFL Piratininga - 98.5% CDI + 2.88%

RGE - 98.5% of CDI + 2.5% p.a.

CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 98.5% CDI + 2.28%

(**) Efective rate:

CPFL Paulista - 99.0% of CDI + 0.5% e CPFL Piratininga - 99.0% of CDI + 2.4%

RGE - 99.0% of CDI + 2.38% p.a.

CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 99.0% CDI + 2.88%

(***) Efective rate:
CPFL Pitatininga - 98.65% of CDI + 0.10%

In conformity with CPCs 38 and 39, the Company and its subsidiaries classified their debts, as segregated in the tables above, as (i) financial liabilities not measured at fair value (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classifying the financial liabilities as measured at fair value is to offset the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the debts, in order to obtain more relevant and consistent accounting information. At March 31, 2012, the total balance of the debt measured at fair value was R$ 1,683,258 (R$ 1,704,254 at December 31, 2011), and the corresponding amounts at the amortized cost are as follows:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	March 31, 2012
	Value at cost			Measured at fair value recorded
Foreign currency	Interest - current and noncurrent	Noncurrent	Total
Measured at fair value
CPFL Paulista
BNP Paribas	1,261	187,680	188,941	192,766
J.P.Morgan	572	91,670	92,242	93,903
J.P.Morgan	383	91,670	92,053	93,195
Morgan Stanley	76	91,670	91,746	94,043
Bank of America	1,466	183,340	184,806	193,792
Bank of America	1,388	275,010	276,398	278,602
Societe Generale	231	39,647	39,878	41,548
Citibank	64	91,670	91,734	94,118
HSBC	29	44,002	44,031	44,336
	5,470	1,096,359	1,101,829	1,126,303
CPFL Piratininga
BNP Paribas	244	55,002	55,246	56,096
J.P.Morgan	757	183,340	184,097	186,232
Societe Generale	303	52,023	52,326	54,517
Citibank	33	14,667	14,700	15,017
Sumitomo	197	91,316	91,513	94,363
	1,534	396,347	397,881	406,225
CPFL Geração
Citibank	256	114,587	114,843	117,279
CPFL Sul Paulista
Citibank	9	8,737	8,745	8,821
CPFL Leste Paulista
Citibank	9	8,737	8,745	8,821
CPFL Mococa
Citibank	8	7,644	7,652	7,718
CPFL Jaguari
Citibank	17	7,994	8,011	8,089

	7,302	1,640,405	1,647,707	1,683,257

The changes in the fair values of these debts are recognized in the financial income (expense) of the Company and its subsidiaries. The losses of R$ 35,550 (R$ 7,359 at December 31, 2011) obtained by marking the debts to market together with the effects of R$ 29,077 (loss of R$ 1,241 at December 31, 2011) of marking to market the derivative financial instruments contracted to protect against exchange rate variations (Note 32), resulting in a total loss of R$ 6,473 (R$ 8,600  at December 31, 2011).

Main fund-raising in the year:

Brazilian currency

BNDES – Investment:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

FINEM V (CPFL Paulista) – The subsidiary received approval for financing of R$ 291,043 from the BNDES in 2010, part of a FINEM credit line, to be invested in implementation of the investment plan for the second half-year of 2010 and for 2011. R$ 11,889 was released in 2012, related to the final results of investments for 2011 and the remaining balance was cancelled.

FINEM V (RGE) – The subsidiary received approval for financing of R$ 167,861 from the BNDES in 2010, part of a FINEM credit line, to be invested in implementation of the investment plan for the second half-year of 2010 and for 2011. The subsidiary received the amount of R$ 12,839 in 2012 and the remaining balance was cancelled.

FINEM III / FINAME I (CPFL Renováveis) – In 2010, the subsidiaries CPFL Geração and CPFL Brasil obtained approval for financing from the BNDES of R$ 574,098 and R$ 398,547, respectively, which will be used for the indirect subsidiaries Santa Clara I to VI and Eurus VI and CPFL Bio Formosa, CPFL Bio Pedra, CPFL Bio Ipê and CPFL Bio Buriti. The amount of R$ 108,296 was released in 2012 and the outstanding amount of R$ 276,455 is scheduled for release by April 2013. As a result of the corporate restructuring in 2011, described in note 12, these debts have been recorded in the subsidiary CPFL Renováveis since August 1, 2011.

The maturities of the principal long-term balances of loans and financing are scheduled as follows:

Maturity	Consolidated
From April 1, 2013	688,853
2014	1,757,788
2015	1,212,784
2016	1,094,104
2017	412,778
After 2017	2,015,252
Marking Market	35,549
Total	7,217,109

RESTRICTIVE COVENANTS

The loan and financing agreements are subject to certain restrictive covenants, containing clauses that, among other conditions, require the subsidiaries to maintain certain financial ratios within predefined parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2011.

The Management of the Company and its subsidiaries monitor these indices systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of Management of the Company and its subsidiaries, all restrictive covenants and clauses are adequately complied with as of March 31, 2012.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

(17)  DEBENTURES

		Consolidated
		March 31, 2012				December 31, 2011
		Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company
3rd Issue	Single series	3,276	150,000	300,000	453,276	16,403	150,000	300,000	466,403

CPFL Paulista
3rd Issue	Single series	14,909	213,333	213,333	441,575	3,846	213,333	213,333	430,513
5th Issue	Single series	18,346	-	482,453	500,799	4,704	-	482,363	487,067
		33,254	213,333	695,786	942,374	8,551	213,333	695,696	917,580
CPFL Piratininga
3rd Issue	Single series	14,352	-	259,194	273,546	7,310	-	259,129	266,439
5th Issue	Single series	6,065	-	159,438	165,503	1,555	-	159,405	160,960
		20,417	-	418,632	439,049	8,865	-	418,534	427,399

RGE
3rd Issue	1st Series	2,367	33,333	33,333	69,033	609	33,333	33,333	67,275
	2nd Series	2,398	46,667	46,667	95,732	7,950	46,667	46,667	101,284
	3rd Series	431	13,333	13,333	27,097	1,848	13,333	13,333	28,514
	4th Series	2,105	16,667	16,667	35,439	1,226	16,667	16,667	34,560
	5th Series	2,105	16,667	16,667	35,439	1,226	16,667	16,667	34,560

5th Issue	Single series	2,654	-	69,716	72,370	680	-	69,699	70,379
		12,060	126,667	196,383	335,110	13,539	126,667	196,366	336,572

CPFL Santa Cruz
1st Issue	Single series	2,298	-	64,706	67,004	454	-	64,694	65,148

2nd Issue	Single series	50,484	-	1,315,749	1,366,233	12,940	-	1,315,580	1,328,520

CPFL Geração
3rd Issue	Single series	14,573	-	263,203	277,776	7,423	-	263,137	270,560
4th Issue	Single series	26,007	-	677,622	703,629	6,666	-	677,527	684,193
		40,580	-	940,825	981,405	14,089	-	940,664	954,753

EPASA
3rd Issue	Single series	5,690	9,779	58,202	73,671	3,670	5,480	62,364	71,514

BAESA
	1st Series	252	3,139	10,987	14,378	299	3,150	11,812	15,261
	2nd Series	207	2,595	9,083	11,885	245	2,584	9,691	12,520
		459	5,734	20,070	26,263	544	5,734	21,503	27,781
Enercan
	1st Series	246	3,616	46,106	49,968	281	3,616	47,009	50,906

CPFL Renováveis
1st Issue	Single series	13,501	26,367	486,613	526,481	4,214	26,355	486,241	516,810
2st Issue	Single series	-	-	161,210	161,210	-	-	-	-

		182,265	535,495	4,704,282	5,422,043	83,552	531,185	4,548,651	5,163,388

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
3rd Issue	Single series	45,000	CDI + 0.45% (1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured

CPFL Paulista
3rd Issue	Single series	64,000	104.4% of CDI	104.4% CDI + 0.05%	3 annual installments from December 2011	CPFL Energia guarantee

5th Issue	Single series	4,840	CDI + 1.30%	CDI + 1.40%	1 single installment in June 2016	CPFL Energia guarantee

CPFL Piratininga
3rd Issue	Single series	260	107.0% of CDI	107.0% CDI + 0.67%	April 1st, 2015	CPFL Energia guarantee

5th Issue	Single series	1,600	CDI + 1.30%	CDI + 1.41%	June, 1, 2016	CPFL Energia guarantee

RGE
3rd Issue	1st Series	1	CDI + 0.60% (2)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	2nd Series	1	CDI + 0.60% (3)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	3rd Series	1	CDI + 0.60% (4)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	4th Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
	5th Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee

5th Issue	Single series	700	CDI + 1.30%	CDI + 1.43%	June, 1, 2016	Unsecured

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.40%	CDI + 1.52%	June 11, 2018	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	13,200	CDI + 1.40%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
3rd Issue	Single series	264	107.0% of CDI	107.0% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee

4th Issue	Single series	6,800	100% of CDI + 1.40%p.a.	CDI + 1.49%	2 annual instalments from June 2017	CPFL Energia guarantee

EPASA
3rd Issue	Single series	130	113.5% of CDI	113.5% of CDI + 0.189%	48 monthly installments from September 2012	CPFL Energia guarantee

BAESA	1st Series	9,000	CDI + 1.3%	CDI + 0.43%	Quarterly with settlement in August 2016	Letters of guarantee
	2nd Series	8,100	CDI + 1.3%	106% CDI + 0.12%	Annual with settlement in August 2016	Letters of guarantee

Enercan	1st Series	110	100% of CDI + 1.25% p.a	111.1% of CDI	Quarterly with settlement in December 2025	No guarantees

CPFL Renováveis
1st Issue	Single series	528,649,076	TJLP + 1.00%	TJLP + 1.00% + 0.22%	39 consecutive semi-annual installments from 2009	Fiduciary
2st Issue	Single series	1,581	CDI + 1,60%	CDI + 1.60%	9 monthly installments from 2015 to 2023 and monthly interest from June 2015	guarantee

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 104.4% of CDI		(3) 104.85% of CDI		(5) 104.87% of CDI
(2) 105.07% of CDI		(4) 104.9% of CDI

The maturities of the long-term balance of debentures are scheduled as follows:

Maturity	Consolidated
From April 1, 2013	539,734
2014	206,931
2015	593,026
2016	768,615
2017	1,071,638
After 2017	1,524,338
Total	4,704,282

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Amounts raised in the period

In January 2012, the indirect subsidiary PCH Holding 2 S.A., subsidiary of CPFL Renováveis, issued debentures not convertible into shares, of R$ 158,193 (R$ 156,010 net of issue costs), maturing in 2023, to finance the acquisition of PCH Santa Luzia. The interest will be paid monthly from June 2015 and the principal will be paid in nine consecutive annual installments, starting in June 2015.

RESTRICTIVE COVENANTS

The debentures issued in 2012 by the indirect subsidiary PCH Holding 2 S.A. are subject to restrictive covenants in relation to changes in the corporate structure of the company itself or of the subsidiary CPFL Renováveis. There are also restrictive covenants that require the following financial ratios to be maintained:

•       Consolidated leverage ratio of 80% or less;

•       Ratio of debt coverage ratio of 1.15 or more.

The other debentures are subject to certain restrictive covenants and include clauses that require the Company to maintain certain financial ratios within pre-established parameters.  The details of these restrictive covenants are set forth in the December 31, 2011 financial statements.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the conditions are complied with.

In the opinion of the managements of the subsidiaries, these restrictive conditions and clauses are adequately complied with as of March 31, 2012.

(18)  EMPLOYEE PENSION PLANS

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plan  in force for the employees of the subsidiary CPFL Paulista, through Fundação CESP, was a Defined Plan (Proportional Paid-Up Supplementary Benefit Plan) until October 31, 1997, and after such date, a Mixed Benefit Plan for programmed retirement and a Benefit Plan for death and disability.

With the amendment of the Pension Plan in October 1997, the subsidiary recognized an obligation related to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP. This deficit would be settled in 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation as of March 31, 2012 is R$ 449,881 (R$ 452,756 as of December 31, 2010). The contract amount differs from the accounting records of the subsidiary, which are in conformity with CPC 33.

Additionally, managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

II – CPFL Piratininga

The plans currently in effect for the employees of the subsidiary CPFL Piratininga, through Fundação CESP, are a Defined Plan (Proportional Paid-Up Supplementary Benefit Plan) up to March 31, 1998, and after that date, a Benefit Plan and a variable contribution.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP, to be liquidated in 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. The balance of the liability as of March 31, 2012 is R$ 125,708 (R$ 126,669 as of December 31, 2011).  The contract amount differs from the accounting entries made by the subsidiary, which are in conformity with CPC 33.

Additionally, managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

III – RGE

A defined benefit  plan, with a benefit that equals to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset managed by ELETROCEEE. Only the employees whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A defined contribution  pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees hired from 1997.

IV – CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, administered by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

V - CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa e CPFL Jaguari

In November 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is a defined contribution plan.

VI – CPFL Geração

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, in relation to the plan deficit calculated by the external actuaries of Fundação CESP, to be amortized in 260 installments (240 monthly and 20 annual installments), until October 2017, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation at March 31, 2012 is R$ 8,915 (R$ 8,972 in 2011). The contract amount differs from the carrying amount recorded by the subsidiary, which is in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

VII – Changes in the defined benefit plans

Changes occurred in the period related to the net actuarial liability according to CPC 33 as shown as follows:

	March 31, 2012
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liability	RGE	Total asset
Actuarial liabilities /(assets) on December 31, 2011	352,422	77,982	7,899	438,303	(3,416)	(3,416)
Expense (income) recognized in income statement	(2,494)	(818)	(360)	(3,671)	1,135	1,135
Sponsors' contributions transferred during the period	(10,871)	(3,336)	(94)	(14,301)	(1,135)	(1,135)
Actuarial liabilities /(assets) at the end of the period	339,058	73,828	7,445	420,331	(3,416)	(3,416)
Other contributions	14,211	357	(41)	14,527	-	-
Subtotal	353,268	74,185	7,404	434,857	(3,416)	(3,416)
Other contributions RGE	-	-	-	2,796
Actuarial liabilities /(assets) on March 31, 2012	353,268	74,185	7,404	437,654

Current
Noncurrent				39,695
				397,959		(3,416)

Incomes recognized as operating cost in the actuarial report are shown below:

	1st quarter 2012
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Consolidated
Service cost	297	1,087	36	1,420
Interest on actuarial obligations	87,502	22,203	1,916	111,621
Expected return on plan assets	(90,293)	(24,108)	(2,245)	(116,645)
Amortization of unrecognized actuarial gains	-	-	(67)	(67)
Total income	(2,494)	(818)	(360)	(3,671)

	1st quarter 2011
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Consolidated
Service cost	261	945	34	1,240
Interest on actuarial obligations	76,183	19,482	1,668	97,333
Expected return on plan assets	(92,336)	(24,472)	(2,176)	(118,984)
Amortization of unrecognized actuarial gains	(1,183)	(611)	(147)	(1,941)
Total income	(17,075)	(4,656)	(621)	(22,352)

Since the changes in the RGE plan indicate the need to recognize an asset, and the amount to be recognized is restricted to the present value of the economic rewards available at the time, recognition in 2012 refers to the contributions in the period. The final amount to be recognized will be determined on preparation of the actuarial report, after analysis of the possibility of recovery of the asset at the end of the year.

The principal assumptions considered in the actuarial calculations, based on the actuarial report prepared for December 31, 2011 and 2010 were:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	CPFL Paulista, CPFL Piratininga and CPFL Geração		RGE
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Nominal discount rate for actuarial liabilities:	10.35% p.a.	10.24% p.a.	10.35% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	10.24% p.a.	11.28% p.a.
Estimated Rate of nominal salary increase:	6.69% p.a.	6.08% p.a.	6.69% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing
nominal rates above)	4.6% p.a.	4.0% p.a.	4.6% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	MERCER TABLE	MERCER TABLE	Light-Average	Light-Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible
(*) CPFL Paulista and CPFL Geração 11.51% p.a, and CPFL Piratininga 11.72% p.a. (**) CPFL Paulista and CPFL Geração 12.73% p.a. and CPFL Piratininga 12.71% p.a

(19)  REGULATORY CHARGES

	Consolidated
	March 31, 2012	December 31, 2011
Fee for the Use of Water Resources	3,684	3,591
Global Reverse Fund - RGR	28,181	28,060
ANEEL Inspection Fee	2,765	2,495
Fuel Consumption Account - CCC	65,121	65,121
Energy Development Account - CDE	50,622	45,879
Total	150,373	145,146

(20)  TAXES AND CONTRIBUTIONS PAYABLE

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	Consolidated
	March 31, 2012	December 31, 2011
Current
ICMS (State VAT)	295,876	300,518
PIS (Tax on Revenue)	13,608	12,446
COFINS (Tax on Revenue)	64,704	59,429
IRPJ (Corporate Income Tax)	87,697	71,531
CSLL (Social Contribution Tax)	28,682	18,589
Other	28,977	20,515
Total	519,544	483,028

Noncurrent
COFINS (Tax on Revenue)	-	165
Total	-	165

(21)  RESERVE FOR CONTINGENCIES AND ESCROW DEPOSITS

	Consolidated
	March 31, 2012		December 31, 2011
	Reserve for contingencies	Escrow Deposits	Reserve for contingencies	Escrow Deposits
Labor
Various	46,855	202,333	43,850	191,221

Civil
General Damages	11,633	126,640	13,114	122,252
Tariff Increase	8,624	5,282	8,948	4,419
Other	7,020	827	6,423	448
	27,277	132,750	28,485	127,119
Tax
FINSOCIAL	18,958	54,043	18,930	53,964
Income Tax	84,922	673,128	82,061	660,222
Interest on Shareholders’ Equity - PIS and COFINS	11,954	11,954	11,713	11,713
PIS and COFINS - Non-Cumulative Method	92,434	-	91,477	-
Other	45,586	69,341	44,580	68,370
	253,853	808,466	248,761	794,268
Other
Various	17,062	16,970	17,027	16,008

Total	345,047	1,160,519	338,121	1,128,616

The change in the balances related to reserves for contingencies and escrow deposits are shown below:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	Consolidated
	December 31, 2011	Addition	Reversal	Payment	Monetary Restatement	March 31, 2012
Labor	43,850	5,142	(334)	(1,803)	-	46,855
Civil	28,485	2,594	(1,254)	(2,547)	-	27,277
Tax	248,761	2,907	-	-	2,185	253,853
Other	17,027	35	-	-	-	17,062
Reserve for Contingencies	338,121	10,678	(1,587)	(4,351)	2,185	345,047
Escrow Deposits	1,128,616	20,381	(964)	(2,699)	15,186	1,160,519

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

Details of the nature of the provisions for contingencies and judicial deposits are presented in the financial statements as of December 31, 2011.

Possible Losses - The Company and its subsidiaries are parties to other processes and risks in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of March 31, 2012, the claims relating to possible losses were as follows: (i) R$ 342,516 for labor suits (R$ 340,833 as of December 31, 2011); (ii) R$ 556,252 for civil suits, mainly for suits for personal injuries, environmental damages and tariff increases (R$ 553,648 as of December 31, 2011); and (iii) R$ 962,382 in respect of tax suits, relating basically to Income Tax, ICMS, INSS, FINSOCIAL and PIS and COFINS (R$ 967,952 as of December 31, 2011).

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in a significant impact on future earnings.

(22)  PUBLIC UTILITIES

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Consolidated
Companies	March 31, 2012	December 31, 2011	Number of remaining installments	Interest rates
CERAN	75,314	75,472	288	IGP-M + 9,6% p.a.
ENERCAN	10,807	10,782	278	IGP-M + 8% p.a.
BAESA	57,821	57,734	290	IGP-M + 8% p.a.
Foz do Chapecó	327,124	325,676	296	IGP-M / IPC-A + 5,3% p.a.
TOTAL	471,065	469,664

Current	28,764	28,738
Noncurrent	442,301	440,926

(23)  OTHER ACCOUNTS PAYABLE

	Consolidated
	Current		Noncurrent
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Consumers and Concessionaires	76,112	66,284	-	-
Energy Efficiency Program - PEE	137,368	122,601	4,310	4,369
Research & Development - P&D	144,655	139,247	23,027	22,370
National Scientific and Technological Development Fund - FNDCT	3,526	4,014	-	-
Energy Research Company - EPE	1,438	1,648	-	-
Fund for Reversal	-	-	17,750	17,750
Advances	49,865	74,292	4,657	2,812
Provision for environmental expenditure	15,051	35,617	91,858	80,272
Payroll	12,766	14,609	-	-
Profit sharing	48,680	42,058	5,366	5,366
Collections agreement	72,828	70,096	-	-
Guarantees	-	-	26,225	26,605
Business Combination	21,713	174,136	-	-
Other	48,677	68,736	5,239	14,866
Total	632,679	813,338	178,432	174,411

(24)  SHAREHOLDER’S EQUITY

The shareholders’ participations in the Company’s equity as of March 31, 2012 and 2011 are shown below:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	Number of shares
	March 31, 2012		December 31, 2011
Shareholders	Common Shares	Interest %	Common Shares	Interest %
VBC Energia S.A.	245,897,454	25.55	245,897,454	25.55
BB Carteira Livre I FIA	298,467,458	31.02	298,467,458	31.02
Energia São Paulo FIP	115,118,250	11.96	102,756,048	10.68
Bonaire Participações S.A.	6,308,788	0.66	18,670,990	1.94
BNDES Participações S.A.	81,053,460	8.42	81,053,460	8.42
Brumado Holdings S.A.	34,502,100	3.59	34,502,100	3.59
Antares Holding Ltda.	16,039,720	1.67	16,039,720	1.67
Board of Directors	212	0.00	212	0.00
Executive officers	50,400	0.01	49,980	0.01
Other	164,836,418	17.13	164,836,838	17.13
Total	962,274,260	100.00	962,274,260	100.00

Details of items included in shareholder´s equity are described in financial statements of December 31, 2011.

(25)  EARNINGS PER SHARE

Basic earnings per share

Calculation of the basic earnings per share at March 31, 2012 and 2011 was based on the net profit of R$ 410,905 attributable to controlling shareholders of CPFL Energia (R$ 459,781 at March 31, 2011) and the average weighted number of common shares outstanding during the presented periods as shown below:

	1 st quarter 2012	1 st quarter 2011

Net income attributable to the Controlling Shareholders´	410,905	459,781

Weighted average number of common shares held by Shareholders	962,274,260	962,274,260

Basic earnings per share	0.43	0.48

In the second quarter 2011, the common shares in the Company were grouped, at a proportion of 10 (ten) to 1 (one), with simultaneous splitting of each grouped share, at a proportion of 1 (one) to 20 (twenty), allowing a period of 60 days for the shareholders to adjust their stock positions on the BM&FBovespa S.A.

The resulting shares were allocated and distributed to the holders of the shares on July 4, 2011 and the fractions of shares of the shareholders who opted not to adjust their positions were identified, separated and grouped by whole numbers, and sold by auction on the BM&FBovespa.

The share grouping and split did not involve changes to financial resources and, consequently, in accordance with CPC 41 Earnings Share, calculation of the average weighted number of shares presented for 2011 took into account the share grouping and split.

Diluted earnings per share

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

In 2012 and 2011, the Company held no notes convertible into shares which impact the earnings per share.

(26)  NET OPERATING REVENUE

	Consolidated
	Number of Consumers (*)		In GWh (*)		R$ thousand
Revenue from Eletric Energy Operations	2012 1st quarter	2011 1st quarter	2012 1st quarter	2011 1st quarter	2012 1st quarter	2011 1st quarter
Consumer class
Residential	6,144,992	5,909,733	3,631	3,460	1,633,567	1,472,401
Industrial	59,254	77,125	3,458	3,548	953,403	950,764
Commercial	498,625	502,000	2,233	2,126	846,477	773,120
Rural	243,614	239,079	489	452	114,703	101,503
Public Administration	47,227	45,693	288	281	104,203	98,190
Public Lighting	8,710	8,175	365	370	81,445	78,927
Public Services	7,484	7,258	464	445	130,658	118,932
(-) Adjustment of excess and surplus revenue of reactive	-	-	-	-	(6,486)	-
Billed	7,009,906	6,789,063	10,928	10,682	3,857,971	3,593,839
Own comsuption			9	8	-	-
Unbilled (Net)			-	-	73,774	9,840
Emergency Charges - ECE/EAEE			-	-	(0)	(4)
Reclassification to Network Usage Charge - TUSD - Captive Consumers			-	-	(1,860,029)	(1,698,909)
Electricity sales to final consumers			10,937	10,690	2,071,716	1,904,766

Furnas Centrais Elétricas S.A.			755	746	101,394	95,414
Other Concessionaires and Licensees			2,089	1,672	297,348	173,527
Current Electric Energy			368	536	19,870	7,416
Electricity sales to wholesaler´s			3,212	2,954	418,611	276,357

Revenue due to Network Usage Charge - TUSD - Captive Consumers					1,860,029	1,698,909
Revenue due to Network Usage Charge - TUSD - Free Consumers					344,530	338,133
(-) Adjustment of revenue surplus and excess responsive					(3,247)	-
Revenue from construction of concession infrastructure					269,310	213,602
Other Revenue and Income					81,167	77,997
Other operating revenues					2,551,789	2,328,641
Total gross revenues					5,042,116	4,509,764
Deductions from operating revenues
ICMS					(776,887)	(723,548)
PIS					(75,219)	(70,328)
COFINS					(346,084)	(323,949)
ISS					(1,515)	(1,100)
Global Reversal Reserve - RGR					(26,671)	(11,219)
Fuel Consumption Account - CCC					(195,364)	(174,863)
Energy Development Account - CDE					(146,100)	(131,211)
Research and Development and Energy Efficiency Programs					(36,967)	(34,500)
PROINFA					(16,289)	(16,267)
Emergency Charges - ECE/EAEE					0	4
IPI					(33)	-
					(1,621,128)	(1,486,980)

Net revenue					3,420,988	3,022,784

(*) Information not reviewed by the independent  auditors.

In accordance with ANEEL Order nº 4.991, of December 29, 2011, relating to the basic procedures for preparation of the financial statements, the subsidiary CPFL Piratininga adjusted income from  adjustment of excess and surplus revenue of reactive, reducing the accounts of “Electric energy supply” and “Tariff for the Use of the Distribution System – TUSD free consumers” against the item  Special Obligations. The amount of R$ 9,733 recognized was calculated from October 23, 2011, the date scheduled for the subsidiary’s tariff review, to March 31, 2012.

On February 7, 2012, the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica - ABRADEE) succeeded in suspending the effects of Resolution 463, whereby the request for advance final relief was granted and the order to account for income from excess demand and excess reactive as special obligations was suspended.  The subsidiary is awaiting the final decision on the treatment of this income, and at March 31, 2012, these amounts are still accrued under Special Obligations, in accordance with CPC 25.

The details of the tariff adjustments for the distributors are as follows:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

		2012		2011
Company	Month	Total adjustment	Effect perceived by consumers (*)	Total adjustment	Effect perceived by consumers (*)
CPFL Paulista	April (***)	3.71%	2.89%	7.38%	7.23%
CPFL Piratininga	October	(**)	(**)	10.11% (**)	5.66% (**)
RGE	June	(****)	(****)	17.21%	6.74%
CPFL Santa Cruz	February	(**)	(**)	23.61%	15.38%
CPFL Leste Paulista	February	(**)	(**)	7.76%	16.44%
CPFL Jaguari	February	(**)	(**)	5.47%	6.62%
CPFL Sul Paulista	February	(**)	(**)	8.02%	7.11%
CPFL Mococa	February	(**)	(**)	9.50%	9.77%

(*)    Represents the average effect perceived by consumers, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year.

(**)   With Authorization Resolution nº 1.223, ANEEL decided on October 24, 2011 to maintain the current tariffs, approved in the 2010 tariff adjustment of the subsidiary CPFL Piratininga, until the introduction of the new methodology for the third tariff review cycle.

 On January 31, 2012, with Authorization Resolutions 1,253, 1,254, 1,255, 1,256 and 1,258,  ANEEL extended the effective term of the supply tariffs and TUSD of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, respectively, until the final processing of the tariff review.

(***) As described in note 35, the tariff adjustment occurred in April 3, 2012.

(****) The related tariff adjustment has not occurred yet.

(27)  COST OF ELECTRIC ENERGY

	Consolidated
	GWh (*)		R$ thousand
	2012	2011	2012	2011
Electricity Purchased for Resale	1st quarter	1st quarter	1st quarter	1st quarter
Itaipu Binacional	2,654	2,682	251,138	240,233
Current Electric Energy	3,449	1,282	159,626	37,983
PROINFA	255	220	57,357	42,502
Energy purchased of bilateral contracts and through action in the regulated market	7,124	8,064	981,875	911,615
Credit of PIS and COFINS	-	-	(131,501)	(117,597)
Subtotal	13,482	12,248	1,318,496	1,114,736

Electricity Network Usage Charge
Basic Network Charges			286,273	239,506
Transmission from Itaipu			22,970	21,677
Connection Charges			19,072	16,611
Charges of Use of the Distribution System			12,013	9,398
System Service Charges - ESS			29,235	47,347
Reserve Energy charges			12,795	4,550
Credit of PIS and COFINS			(35,126)	(35,161)
Subtotal			347,233	303,926

Total			1,665,729	1,418,661

(*) information not reviewed by independent auditors.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

(28)  OPERATING COSTS AND EXPENSES

	Parent Company
	1st quarter
	General		Other		Total
	2012	2011	2012	2011	2012	2011
Personnel	2,396	1,177	-	-	2,396	1,177
Materials	1	17	-	-	1	17
Outside Services	1,965	3,555	-	-	1,965	3,555
Depreciation and Amortization	20	45	-	-	20	45
Other:	1,684	1,405	34,113	36,297	35,797	37,702
Leases and Rentals	29	16	-	-	29	16
Publicity and Advertising	968	717	-	-	968	717
Legal, Judicial and Indemnities	532	351	-	-	532	351
Donations, Contributions and Subsidies	143	139	-	-	143	139
Intangible of concession amortization	-	-	34,113	36,297	34,113	36,297
Other	13	182	-	-	13	182
Total	6,065	6,198	34,113	36,297	40,178	42,496

	Consolidated
	1st quarter
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Personnel	97,438	87,705	0	0	23,037	20,833	38,434	43,502	-	-	158,908	152,040
Employee Pension Plans	(2,536)	(22,351)	-	-	-	-	-	-	-	-	(2,536)	(22,351)
Materials	21,128	11,807	293	86	521	650	3,536	5,492	-	-	25,478	18,035
Outside Services	44,484	41,726	433	79	26,522	25,589	60,571	53,670	-	-	132,011	121,063
Depreciation and Amortization	132,927	123,827	-	-	8,109	672	11,803	17,659	-	-	152,840	142,158
Costs related to infrastructure construction	-	-	269,310	213,602	-	-	-	-	-	-	269,310	213,602
Other:	16,326	11,100	(3)	-	34,865	25,326	27,035	34,483	73,273	54,510	151,496	125,419
Collection charges	-	-	-	-	11,845	8,459	-	-	-	-	11,845	8,459
Allowance for doubtful accounts	-	-	-	-	21,221	16,367	-	-	-	-	21,221	16,367
Leases and Rentals	5,855	149	-	-	35	61	2,470	5,702	-	-	8,360	5,912
Publicity and Advertising	36	56	-	-	8	28	3,258	3,051	-	-	3,302	3,135
Legal, Judicial and Indemnities	3	37	-	-	-	-	12,122	12,362	-	-	12,126	12,399
Donations, Contributions and Subsidies	348	-	-	-	1,343	-	720	2,617	-	-	2,411	2,617
Inspection fee	-	-	-	-	-	-	-	-	7,988	6,893	7,988	6,893
Intangible of concession amortization	-	-	-	-	-	-	-	-	65,500	46,013	65,500	46,013
Financial compensation for using water resources	5,154	11,789	-	-	-	-	-	-	-	-	5,154	11,789
Other	4,929	(931)	(3)	-	413	410	8,464	10,750	(215)	1,604	13,589	11,833
Total	309,767	253,813	270,034	213,767	93,054	73,071	141,378	154,805	73,273	54,510	887,507	749,966

(29)  FINANCIAL INCOME AND EXPENSES

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	Parent Company		Consolidated
	2012	2011	2012	2011
	1st quarter	1st quarter	1st quarter	1st quarter
Financial Income
Income from Financial Investments	14,521	6,104	64,556	42,962
Arrears of interest and fines	10	-	38,183	42,157
Restatement of tax credits	-	-	870	1,825
Restatement of Escrow Deposits	241	-	15,186	12,823
Monetary and Exchange Restatement	-	169	12,174	12,923
Discount on purchase of ICMS credit	-	-	3,081	3,663
Interest on loan agreements	109	700	-	112
Other	1,532	2,282	9,451	9,448
Total	16,414	9,256	143,501	125,914

Financial Expense
Debt Charges	(11,937)	(12,736)	(304,306)	(226,439)
Monetary and Exchange Variations	79	(378)	(32,082)	(19,166)
(-) Capitalized borrowing costs	-	-	11,331	13,601
Public utilities	-	-	(10,576)	(2,371)
Other	(15)	(5)	(22,417)	(22,644)
Total	(11,873)	(13,119)	(358,049)	(257,020)

Net financial income (expense)	4,540	(3,863)	(214,548)	(131,106)

Interest is capitalized at a rate of 7.5% p.a. in 2012 and 9.95 p.a. % in 2011for qualifying intangible assets and property, plant and equipment, in accordance with CPC 20.

(30)  SEGMENT INFORMATION

The Company’s operating segments are based on the internal financial information and management structure and are separated by business segment: electric energy distribution, conventional and renewable energy generation, commercialization and services rendered.

Since January 1, 2012, Company management has analyzed the services segment separately and the 2011 information is therefore presented for purposes of comparison.

Profit or loss, assets and liabilities per segment include items directly attributable to a segment, as well as those that can be allocated on a reasonable basis, if applicable. Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

The segregated information by operating segment is shown below, in accordance with the criteria established by Company management:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	Distribution	Generation	Commercialization	Services	Other (*)	Elimination	Total
1st quarter 2012
Net revenue	2,867,864	264,491	280,821	7,811	1	-	3,420,988
(-) Intersegment revenues	4,683	246,879	100,414	28,277	-	(380,252)	(0)
Income from electric energy service	527,477	261,042	77,034	8,553	(6,354)	-	867,753
Financial income	92,084	26,614	8,235	264	16,304	-	143,501
Financial expense	(155,255)	(152,685)	(38,209)	(26)	(11,873)	-	(358,049)
Income before taxes	464,305	134,970	47,061	8,791	(1,922)	-	653,205
Income tax and social contribution	170,971	40,823	14,971	3,073	170	-	230,007
Net Income	293,334	94,148	32,090	5,718	(2,092)	-	423,198
Total Assets (**)	13,186,212	13,362,380	543,767	76,280	831,114	-	27,999,753
Capital Expenditures and other intangible assets	266,238	288,040	167	599	-		555,044
Depreciation and Amortization	103,219	113,491	885	466	278	-	218,340

1st quarter 2011 (***)
Net revenue	2,618,082	143,039	255,879	5,782	1	-	3,022,784
(-) Intersegment revenues	3,277	215,954	109,171	9,754	-	(338,157)	-
Income from electric energy service	549,722	220,380	88,402	2,182	(6,530)	-	854,156
Financial income	92,434	20,124	4,670	19	8,667	-	125,914
Financial expense	(123,208)	(114,387)	(5,956)	(938)	(12,530)	-	(257,020)
Income before taxes	518,947	126,117	87,116	1,262	(10,393)	-	723,050
Income tax and social contribution	189,038	40,370	27,593	216	(42)	-	257,175
Net Income	329,909	85,747	59,523	1,046	(10,350)	-	465,875
Total Assets (**)	11,651,205	13,129,529	455,029	54,343	2,122,951	-	27,413,057
Capital Expenditures and other intangible assets	218,789	191,607	2,347	(462)	-	-	412,281
Depreciation and Amortization	91,332	59,044	1,050	402	36,343	-	188,171

(*) Other - Refers basically to the CPFL Energia figures after eliminations of balances with related parties

(**) The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments

(***) For the total assets, balances refer to December 31, 2011

Since August 1, 2011, as a result of the association with ERSA and acquisition of CPFL Renováveis, described in Note 12, Management has analyzed these operations separately, and a new operating segment was therefore created to segregate the activities related to renewable energies:

	Distribution	Generation	Renewable	Commercialization	Services	Other (*)	Elimination	Total
1st quarter 2012
Net revenue	2,867,864	172,686	91,805	280,821	7,811	1	-	3,420,988
(-) Intersegment revenues	4,683	203,420	43,459	100,414	28,277	-	(380,252)	0
Income from electric energy service	527,477	229,018	32,024	77,034	8,553	(6,354)	-	867,753
Financial income	92,084	12,434	14,180	8,235	264	16,304	-	143,501
Financial expense	(155,255)	(115,876)	(36,809)	(38,209)	(26)	(11,873)	-	(358,049)
Income before taxes	464,305	125,576	9,395	47,061	8,791	(1,922)	-	653,205
Income tax and social contribution	170,971	42,458	(1,635)	14,971	3,073	170	-	230,007
Net Income	293,334	83,118	11,030	32,090	5,718	(2,092)	-	423,198
Total Assets (**)	13,186,212	6,695,301	6,667,080	543,767	76,280	831,114	-	27,999,753
Capital Expenditures and other intangible assets	266,238	4,977	283,063	167	599	-		555,044
Depreciation and Amortization	103,219	65,963	47,529	885	466	278	-	218,340

(31)  TRANSACTIONS WITH RELATED PARTIES

The Company’s main shareholders are as follows:

•   VBC Energia S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

•   Energia São Paulo Fundo de Investimento em Participações, controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

   Company controlled by Energia São Paulo Fundo de Investimento em Participações.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1.

Controlling shareholders, subsidiaries and associated companies, jointly controlled corporations and entities under common control and that in some way exercise significant influence over the Company are regarded as related parties.

Balances and transactions involving related parties are shown in tables 31.1 and 31.2.

31.1) Transactions between related parties involving controlling shareholders, entities under common control or with significant influence:

	ASSETS	LIABILITIES	REVENUE	EXPENSE
	March 31, 2012	March 31, 2012	2012 1 st quarter	2012 1 st quarter

Bank deposits and short-term investments
Banco do Brasil S.A.	92,287	-	1	138

Loans and Financing, Debentures and Derivatives contracts (*)
Banco do Brasil S.A.	-	1,524,575	-	32,606

Other financial transactions
Banco do Brasil S.A.	-	1,908	318	1,261

Energy sales in the free market
Tavex Brasil S.A.	1,172	-	3,965	-
InterCement Brasil S.A.	1,025	-	1,704	-
Vale Energia S.A

Energy purchases in the free market
NC Energia S.A.	3,408	-	5,005	-
Vale Energia S.A.	-	-	-	2,748
Petrobras	-	4,842	-	60,954
Vale do Rio Doce S.A	130	-	2,813	-

Materials and Service Provision
Brasil Telecom S.A.	-	75	-	202

Other revenue
Brasil Telecom S.A.	2,009	-	3,013	-

Property, plant and equipment acquisition
Intercement Brasil S.A	64	-	-	-
Concessionária Auto Raposo Tavares	41	-	-	-

(*) Amortized cost for loans and derivatives.

31.2) Transactions between related parties involving subsidiaries and jointly-owned subsidiaries:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	ASSETS	LIABILITIES	REVENUE	EXPENSE
Companies	March 31, 2012	March 31, 2012	2012 1 st quarter	2012 1 st quarter

Intercompany allocation of expense
Companhia Paulista de Força e Luz	-	2,034	-	-
Companhia Piratininga de Força e Luz	-	501	-	-

Leasing and rental
Companhia Paulista de Força e Luz	-	-	-	1

Intercompany loans
Companhia Leste Paulista de Energia	4,241	-	109	-

Dividend / Interest on shareholders' equity
Companhia Sul Paulista de Energia	8,126	-	-	-
Companhia Jaguari de Energia	7,682	-	-	-
Rio Grande Energia S/A	106,457	-	-	-
CPFL Serv.Equi.Ind.Com.S/A	3,648	-	-	-

Supplies and services
CPFL Comercialização Brasil S/A	190	-	-	-
Companhia Luz e Força Santa Cruz	341	-	-	-
Companhia Leste Paulista de Energia	7	-	-	-
Companhia Jaguari de Energia	29	-	-	-
Companhia Luz e Força de Mococa	28	-	-	-
Rio Grande Energia S/A	532	-	-	-
CPFL Geração Energia S/A	17	-	-	-

The main transactions are described below:

a)             Bank deposits and short-term investments – refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in Note 5.

b)            Loans and Financing, Debentures and Derivatives – relate to funds raised from the Banco do Brasil in accordance with Notes 16 and 17, contracted under the normal market conditions at the time. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in Notes 16 and 17.

c)            Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated as an income in the statement of operations over the term of the contract. The Company also has an Exclusive Investment Fund, managed, among others, by BB DTVM, which charges management fees under normal market conditions for such management.

d)            Intangible assets, Property, plant and equipment, Materials and Service Provision – refers to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy. These operations were contracted under normal market conditions.

e)             Energy sales to the free market – refers basically to energy sales to free consumers, through short or long-term contracts made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company management.

f)              Energy purchased – refers basically to energy purchased and sold by the trading companies and generators, in accordance with short or long-term agreements made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with policies established in advance by Company management.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

g)            Other revenue – refers basically to revenue from rental of use of the distribution system for telephony services.

h)           Purchase and sale of energy in the regulated market - The subsidiaries that are public distribution service concessionaires charge tariffs for the use of the distribution system (TUSD) and sell energy to related parties in their respective concession areas (captive consumers). The amounts charged are established in accordance with prices regulated by the regulatory agency. These distributors also purchase energy from related parties, mainly involving long-term agreements, in conformity with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries, as mentioned in Note 18.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The total remuneration of key management personnel in 2012, in accordance with CVM Decision nº 560/2008, was R$ 6,201. This amount comprises R$ 6,036 in respect of short-term benefits and R$ 165 for post-employment benefits and refers to the amount recorded by the accrual method.

(32)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

Financial assets - Measured at amortized cost

	Consolidated
Loans and receivables	March 31,2012	December 31,2011
Consumers, Concessionaires and Licensees (note 6)	2,161,449	2,056,580
Leases	31,473	29,102
Other (note 11)
Receivables from BAESA's shareholders	27	27
Pledges, Funds and Tied Deposits	128,891	117,065
Fund Tied to Foreign Currency Loans	29,101	29,774
Services Rendered to Third Parties	11,603	10,962
Reimbursement RGR	6,180	6,499
Collection Agreements	42,972	41,297
	2,411,695	2,291,305

	Consolidated
Held to maturity	March 31,2012	December 31,2011
Financial investments (note 7)	37,201	120,578
	37,201	120,578

 Financial assets - Measured at fair value

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	Consolidated
Measured at fair value through profit or loss	March 31,2012	December 31,2011
Cash and cash equivalent (note 5)	2,707,338	2,699,837
Derivatives (note 32)	240,255	219,375
Financial investments (note 7)	124,676	36,908
	3,072,270	2,956,119

	Consolidated
Available for sale	March 31,2012	December 31,2011
Financial asset of concession (note 10)	1,835,986	1,376,664

Financial liabilities - Measured at amortized cost

	Consolidated
	March 31,2012	December 31,2011
Suppliers (note 15)	(1,291,471)	(1,240,143)
Loans and financing - Principal and interest (note 16)	(6,756,848)	(6,740,144)
Debentures - Principal and interest (note 17)	(5,422,043)	(5,163,388)
Payables Dividends	(24,255)	(24,524)
Regulatory Charges (note 19)	(150,373)	(145,146)
Other (note 23)
Consumers, Concessionaires and Licensees	(76,112)	(66,284)
National Scientific and Technological Development Fund - FNDCT	(3,526)	(4,014)
Energy Research Company - EPE	(1,438)	(1,648)
Collection Agreements	(72,828)	(70,096)
Reversal Fund	(17,750)	(17,750)
Business combination	(21,713)	(174,136)
	(13,838,356)	(13,647,274)

Financial liabilities - Measured at fair value through profit or loss

	Consolidated
Measured at fair value through profit or loss	March 31,2012	December 31,2011
Held for trade
Derivatives	-	(24)

Initial recognition (1)
Loans and financing - certain debts (note 16)	(1,683,258)	(1,704,254)
	(1,683,258)	(1,704,279)

a) Valuation of Financial Instruments

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment out flows, based on the conditions contracted, discounted to present value at market interest rates, based on information obtained from the BM&FBovespa S.A and ANDIMA websites (Note 4).

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian reais.

CPC 40 requires classification at three levels of hierarchy for measurement of the fair value of financial instruments, based on observable and unobservable information in relation to valuation of a financial instrument at the measurement date.

CPC 40 also defines observable information as market data obtained from independent sources and unobservable information that reflects market assumptions.

The three levels of fair value are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable information other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

· Level 3: inputs for the instruments that are not based on observable market data (unobservable inputs).

The classification in accordance with the fair value hierarchy of the Company’s financial instruments, measured at fair value, is as follows:

	Consolidated
	March 31, 2012			December 31, 2011
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash and cash equivalents (note 5)	2,707,338	-	-	2,699,837	-	-
Derivatives	-	240,255	-	-	219,350	-
Loans and financing (note 16)	-	(1,683,258)	-	-	(1,704,254)	-
Financial investments (note 7)	124,676	-	-	36,908	-	-
Financial asset of concession (note 10)	-	-	1,835,986	-	-	1,376,664
	2,832,014	(1,443,003)	1,835,986	2,736,745	(1,484,904)	1,376,664

Since the distribution subsidiaries have classified their financial concession assets as available-for-sale, as mentioned in Note 3, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains (losses) in the equity valuation reserve are disclosed in Note 10.

The comparative information on marking to market the other financial instruments measured at amortized cost is described below:

•         It is assumed that financial instruments such as accounts receivable from consumers, concessionaires and licensees and accounts payable to suppliers are already close to the respective market values.

•         At March 31, 2012 and December 31, 2011, the market values of the financial instruments obtained by the methodology described in Note 4, are as follows:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	Parent Company
	March 31, 2012		December 31,2011
	Book Value	Fair Value	Book Value	Fair Value
Debentures (note 17)	(453,276)	(455,992)	(466,403)	(469,551)
Total	(453,276)	(455,992)	(466,403)	(469,551)

	Consolidated
	March 31, 2012		December 31,2011
	Book Value	Fair Value	Book Value	Fair Value
Loans and financing (note 16)	(6,756,848)	(6,732,669)	(6,740,144)	(6,554,672)
Debentures (note 17)	(5,422,043)	(5,618,648)	(5,163,388)	(5,350,263)
Total	(12,178,890)	(12,351,317)	(11,903,532)	(11,904,935)

We consider that there are no relevant differences between the carrying value and the fair value of other financial assets and liabilities.

b) Derivatives

As previously mentioned, the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As the terms of the majority of the derivatives contracted by the subsidiaries (Note 16) are fully aligned with the debt protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were recognized, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company and its subsidiaries do not use hedge accounting for derivative operations.

As of March 31, 2012, the Company and its subsidiaries had the following swap operations:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	Market values (book values)
Company / strategy / counterparts	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Negotiation market

Derivatives for protection of debts designated at fair value

Exchange rate hedge:

CPFL Paulista
BNP Paribas	29,204	-	29,204	25,448	3,756	dollar	Jun 2014	160,000	Over the counter
J.P.Morgan	14,182	-	14,182	12,383	1,799	dollar	Jul 2014	78,250	Over the counter
J.P.Morgan	15,664		15,664	14,279	1,385	dollar	Aug 2014	76,700	Over the counter
Morgan Stanley	7,167	-	7,167	5,998	1,170	dollar	Sep 2016	85,475	Over the counter
Bank of America	40,372	-	40,372	36,946	3,426	dollar	Jul 2014	235,050	Over the counter
Bank of America	29,814		29,814	24,943	4,871	dollar	Jul 2016	156,700	Over the counter
Societe Generale	7,012	-	7,012	6,207	805	dollar	Aug 2016	33,173	Over the counter
Citibank	7,090	-	7,090	5,772	1,318	dollar	Sep 2016	85,750	Over the counter
HSBC	3,586	-	3,586	2,887	699	dollar	Sep 2014	41,050	Over the counter
Subtotal	154,091	-	154,093	134,863	19,229

CPFL Piratinga
BNP Paribas	9,421	-	9,421	8,568	853	dollar	Jul 2014	45,990	Over the counter
J.P.Morgan	31,205	-	31,205	28,550	2,655	dollar	Aug 2014	153,400	Over the counter
Bank of America	14,225	-	14,225	11,010	3,215	dollar	Aug 2016	80,250	Over the counter
Societe Generale	9,200	-	9,200	8,145	1,055	dollar	Aug 2016	43,527	Over the counter
Citibank	1,894	-	1,894	1,748	146	dollar	Aug 2016	12,840	Over the counter
Subtotal	65,945	-	65,945	58,021	7,924

CPFL Sul Paulista
Citibank	796	-	796	715	81	dollar	Sep 2014	8,000	Over the counter

CPFL Leste Paulista
Citibank	796	-	796	715	81	dollar	Sep 2014	8,000	Over the counter

CPFL Mococa
Citibank	697	-	697	626	71	dollar	Sep 2014	7,000	Over the counter

CPFL Jaguari
Citibank	1,035	-	1,035	952	83	dollar	Aug 2014	7,000	Over the counter

CPFL Geração
Citibank	15,588	-	15,588	13,980	1,608	dollar	Aug 2016	100,000	Over the counter

Subtotal	238,948	-	238,950	209,873	29,077

Derivatives for protection of debts not designated at fair value

Exchange rate hedge:

CPFL Paulista
Itaú	1	-	1	6	(6)	dollar	Apr 2012	908	Over the counter
Itaú	8	-	8	138	(130)	dollar	Oct 2012	19,783	Over the counter

CPFL Geração
HSBC	676	-	676	286	390	dollar	From Jan 2012 to Dec 2012	56,143	Over the counter

Hedge interest rate variation (1):

CPFL Energia
Citibank	330	-	330	16	314	CDI + spread	Sep 2011 to Sep 2014	450,000	Over the counter

RGE
Santander	428	-	428	76	352	CDI + spread	Dec 2011 to Dec 2013	186,667	Over the counter
Citibank	135	-	135	23	112	CDI + spread	Dec 2011 to Dec 2013	66,667	Over the counter

Hedge interest rate variation (2):

CPFL Piratininga
HSBC	(71)	-	(71)	11	(82)	TJLP	Jan 2013	11,397	Over the counter
Santander	(77)	-	(77)	6	(83)	TJLP	Jan 2013	11,401	Over the counter

CPFL Geração
HSBC	(124)	-	(124)	10	(134)	TJLP	Dec 2012	28,257	Over the counter

Subtotal	1,306	-	1,305	572	734

Total	240,255	-	240,255	210,445	29,810

Current	1,288	-
Non-current	238,967	-
Total	240,255	-

For further details of terms and information about debts and debentures, see Notes 16 and 17

(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.

(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

As mentioned above, certain subsidiaries opted to mark to market debts for which they hold fully tied hedge instruments, resulting in a loss of R$ 35,550 as of March 31, 2012 (Note 16).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For the quarters ended March 31, 2012 and 2011, the derivatives resulted in the following impacts on the consolidated result:

			Gain (Loss)
			2012	2011
Company	Hedged risk / transaction	Account	1st quarter	1st quarter
CPFL Energia	Interest rate variation	Swap of interest rate	(24)	13
CPFL Energia	Mark to Market	Adjustment to fair value	(296)	196
CPFL Paulista	Mark to Market	Adjustment to fair value	20,114	1,960
CPFL Paulista	Exchange variation	Swap of currency	(41,820)	(30,146)
CPFL Piratininga	Mark to Market	Adjustment to fair value	7,808	(33)
CPFL Piratininga	Interest rate variation	Swap of interest rate	84	(573)
CPFL Piratininga	Exchange variation	Swap of interest rate	(14,898)	-
CPFL Geração	Exchange variation	Swap of currency	(4,623)	(5,353)
CPFL Geração	Interest rate variation	Swap of interest rate	99	(94)
CPFL Geração	Mark to Market	Adjustment to fair value	(2,049)	1,916
RGE	Mark to Market	Adjustment to fair value	75	(151)
RGE	Interest rate variation	Swap of interest rate	79	75
CPFL Sul Paulista	Mark to Market	Adjustment to fair value	81	-
CPFL Sul Paulista	Exchange variation	Swap of interest rate	715	-
CPFL Leste Paulista	Mark to Market	Adjustment to fair value	81	-
CPFL Leste Paulista	Exchange variation	Swap of interest rate	715	-
CPFL Mococa	Mark to Market	Adjustment to fair value	71	-
CPFL Mococa	Exchange variation	Swap of interest rate	626	-
CPFL Jaguari	Mark to Market	Adjustment to fair value	83	-
CPFL Jaguari	Exchange variation	Swap of interest rate	952	-
			(32,127)	(32,190)

c) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Variation in exchange rates

If the level of exchange exposure at March 31, 2012 is maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

		Consolidated
Instruments	Exposure R$ thuosand	Risk	Exchange depreciation of 7.5%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**
Financial asset instruments	29,101	dollar apprec.	2,190	7,275	14,550
Financial liability instruments	(1,818,464)	dollar apprec.	(136,826)	(454,616)	(909,232)
Derivatives - Plain Vanilla Swap	1,763,686	dollar apprec.	132,705	440,921	881,843
March 31, 2012	(25,677)		(1,932)	(6,419)	(12,839)

* In accordance with exchange graphs contained in information provided by the BM&F

**In compliance with CVM Instruction 475/08, the percentage of exchange depreciation are related to exchange rate as of March 30, 2012

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Variation in interest rates

If (i) the scenario of exposure of the financial instruments indexed to variable interest rates at March 31, 2012 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI 11.35%  p.a.; IGP-M 3.23% p.a.; TJLP  6.0% p.a.), the effects on the consolidated financial statements for the next company year would be a net financial expense R$ 842,170. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

		Consolidated
Instruments	Exposure R$ thuosand	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**
Financial asset instruments	3,290,848	CDI variation	(83,588)	93,378	186,756
Financial liability instruments	(6,638,095)	CDI variation	168,608	(188,356)	(376,712)
Derivatives - Plain Vanilla Swap	(1,567,421)	CDI variation	39,812	(44,476)	(88,951)
	(4,914,668)		124,833	(139,454)	(278,907)

Financial assets instruments	78,597	IGP-M variation	2,319	635	1,269
Financial liability instruments	(24,103)	IGP-M variation	(711)	(195)	(389)
	54,494		1,608	440	880

Financial liability instruments	(4,812,586)	TJLP variation	(38,019)	(72,189)	(144,378)
Derivatives - Plain Vanilla Swap	43,994	TJLP variation	348	660	1,320
	(4,768,591)		(37,672)	(71,529)	(143,058)

Total increase	(9,628,765)		88,768	(210,543)	(421,085)

* The CDI, IGP-M and TJLP indexes considered of 8.81%, 6.18% and 6.79%, respectively, were obtained from information available in the market.

**In compliance with CVM Instruction 475/08, the percentage of raising index are related to information as of March 30, 2012

Financial concession asset

As mentioned in Note 3, the Company adopts the premise that the value of the financial concession asset is determined at fair value, based on the remuneration of the assets as established by ANEEL.

Since the Federal Government has not yet defined the methodology and criteria for valuation of the financial asset, the Company estimates that, under remote circumstances, indemnification for the undepreciated portion of the assets could be based on the historic cost and not at the amount based on the respective fair value.

Accordingly, if this remote scenario occur, it would involve derecognition of the portion of the financial concession asset (portion relating to the fair value recognized), recorded in revaluation reserve in equity (Other Comprehensive Income) in the amount of R$ 227,286 (net of tax effects).

(33)  RISK MANAGEMENT

Risk management structure:

The Board of Directors is responsible for allocating priorities in respect of the risks to be monitored by the Company, confirming the tolerance levels approved by the Executive Board and being aware of the corporate risk management model adopted by the Company.  The Executive Board is responsible for developing and implementing action and risk monitoring plans. The Risk Management and Internal Controls Department and the Corporate Risk Management Committee were set up to assist it in this process.  Since its creation, the Risk Management and Internal Controls Department has drawn up the Corporate Risk Management Policy, approved by the Executive Board and the Board of Directors, set up the Corporative Risk Management Committee, comprising directors appointed to represent each Management Unit, and the internal rules, and is implementing the Corporate Risk Management model for the Group with regard to Strategy (guidelines, risk map and treatment), Processes (planning, execution, monitoring and reports), Systems, Organization and Governance.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

The risk management policies are established to identify, analyze and treats the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Group's activities, with a view to developing an environment of disciplined and constructive control.

The Group's Board of Directors is assisted in its supervisory role by the Internal Audit department. The Internal audit department conducts both the regular reviews and the ad hoc reviews of risk management controls and procedures, the results of which are reported to the Board of Directors and the Fiscal Council.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in currency exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The operations of the Company’s subsidiaries are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect through consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered. The quantification of this risk is presented in Note 32(c).

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in Note 32(c).

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the Company is primarily generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan – PEN of July 2011, drawn up by the Operador Nacional do Sistema Elétrico (National Electricity System Operator), the risk of any energy deficit is very low for 2012, and the likelihood of another energy rationing program is remote.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Risk of Acceleration of Debts: The subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in conformity with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the end consumers. In accordance with Law 8.987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower results than expected by the electric energy distributors, albeit offset in subsequent periods by other adjustments.

Risk Management for Financial instruments: The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

(34)  REGULATORY ASSETS AND LIABILITIES

The Company has the following assets and liabilities for regulatory purposes, which are not recognized in the interim financial statements, as mentioned in Note 3.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

	Consolidated
	March 31, 2012	December 31, 2011	March 31, 2011	December 31, 2010
Assets
Consumers, Concessionaires and Licensees
Discounts TUSD (*) and Irrigation	63,967	67,244	71,631	54,408
	63,967	67,244	71,631	54,408
Deferred Costs Variations
Parcel "A"	-	-	-	333
CVA (**)	514,143	404,148	330,338	333,621
	514,143	404,148	330,338	333,954
Prepaid Expenses
Overcontracting	22,716	27,364	8,898	23,860
Low income consumers' subsidy - Losses	15,630	17,922	31,012	34,994
Neutrality of the sector charges	406	224	381	-
Tariff adjustment	-	-	5,194	-
Other financial components	90,067	53,180	50,190	67,205
	128,819	99,157	95,675	126,059
Liabilities
Deferred Gains Variations
Parcel "A"	(1,234)	(1,337)	(1,478)	(11,472)
CVA (**)	(561,097)	(488,500)	(402,013)	(364,365)
	(562,331)	(489,838)	(403,491)	(375,837)
Other Accounts Payable
Discounts TUSD and Irrigation (*)	(48)	(127)	(2,063)	(1,923)
Overcontracting	(71,060)	(48,367)	(127,195)	(61,391)
Low income consumers' subsidy - Gains	(28,641)	(17,010)	(5,923)	(6,280)
Neutrality of the sector charges	(97,299)	(97,138)	(111,800)	(63,905)
Tariff Review – Provisional Procedure	(84,903)	(32,181)	-	-
Other financial components	(9,903)	(5,739)	(13,817)	(29,666)
	(291,855)	(200,562)	(260,798)	(163,165)

Total net	(147,257)	(119,851)	(166,644)	(24,581)

(*) Network Usage Charge - TUSD (**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

(35)  SUBSEQUENT EVENT

35.1 - Dividend

The general shareholders’ meeting held on April 12, 2012 approved the destination of the net income for 2011, through (i) constitution of capital reserve in the amount of R$ 76,520; (ii) declaration of R$ 747,709 related to June 30, 2011, and (iii) approval of R$ 758,470 related to additional dividend proposed

35.2 – Loans and financing

The amount of R$ 129 million was released in April to the subsidiary RGE, to boost working capital and refinance debts.  The loan has annual interest of semi-annual Libor +1.45% over a 5-year period. The subsidiary contracted a swap converting the cost of the transaction from currency exchange variations to variations in the interest rate in reais, corresponding to 108% of the CDI.

35.3 – CPFL Paulista 2012 Tariff adjustment

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Through Resolution No. 1271 of April 3, 2012, the rates of the subsidiary CPFL Paulista were, on average, adjusted from April 8 in 3.71%. This is composed by 1.96% for the economic annual tariff adjustment, and 1.75% is related to the regulatory adjustment, corresponding to an average increase of 2.89% to captive consumers

35.4 – Initial Public offering CPFL Renováveis

On March 8, 2012, the Board of Directors of the subsidiary CPFL Renováveis approved the contracting of investment banks and other advisors to start studies and assessments with a view to the initial public offer of the shares of the subsidiary CPFL Renováveis.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of March 31, 2012:

Shareholders	Common shares	Interest - %
VBC Energia S.A.	245,897,454	25.55
BB Carteira Livre I FIA	298,467,458	31.02
Energia São Paulo FIP	115,118,250	11.96
Bonaire Participações S.A.	6,308,788	0.66
BNDES Participações S.A.	81,053,460	8.42
Board of directors	212	0.00
Executive officers	50,400	0.01
Other shareholders	215,378,238	22.38
Total	962,274,260	100.00

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers,  Board of Directors, Fiscal Council and Free Float, as of March 31, 2012 and 2011:

	March 31, 2012		March 31, 2011
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	666,629,811	69.28	333,314,879	69.28
Administrator
Executive officers	50,400	0.01	3,174	0.00
Board of directors	212	0.00	112	0.00
Fiscal Council Members	-	-	-	-
Other shareholders - free float	295,593,837	30.72	147,818,965	30.72
Total	962,274,260	100.00	481,137,130	100.00
Outstanding shares	295,593,837	30.72	147,818,965	30.72

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Shareholders holding more than 5% of the shares of the same type and class, up to individual level, as of March 31, 2012:

2 - Entity: 1 CPFL ENERGIA S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	665,791,950	69.19%	69.19%	-	0.00%	0.00%	665,791,950	69.19%
1.1 VBC Energia S.A.	245,897,454	25.55%	25.55%		0.00%	0.00%	245,897,454	25.55%
1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	298,467,458	31.02%	31.02%		0.00%	0.00%	298,467,458	31.02%
1.3 Bonaire Participações S.A.	6,308,788	0.66%	0.66%		0.00%	0.00%	6,308,788	0.66%
1.4 Energia São Paulo FIP	115,118,250	11.96%	11.96%		0.00%	0.00%	115,118,250	11.96%
Noncontrolling shareholders	296,482,310	30.81%	30.81%	-	0.00%	0.00%	296,482,310	30.81%
1.5 BNDES Participações S.A.	81,053,460	8.42%	8.42%		0.00%	0.00%	81,053,460	8.42%
1.6 Board of Directors	212	0.00%	0.00%		0.00%	0.00%	212	0.00%
1.7 Executive officers	46,818	0.00%	0.00%		0.00%	0.00%	46,818	0.00%
1.8 Other shareholders	215,381,820	22.38%	22.38%		0.00%	0.00%	215,381,820	22.38%
Total	962,274,260	100.00%	100.00%	-	0.00%	0.00%	962,274,260	100.00%
3 - Entity: 1.1 VBC ENERGIA S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	5,354,225	100.00%	90.37%	141,060	100.00%	2.57%	5,495,285	92.95%
1.1.1 Átila Holdings S/A	2,405,393	44.93%	43.77%	70,530	50.00%	1.28%	2,475,923	45.06%
1.1.2 Camargo Corrêa Energia S.A.	1,504,095	28.09%	27.37%	47,018	33.33%	0.86%	1,551,113	28.23%
1.1.3 Camargo Corrêa S.A.	1,056,630	19.73%	19.23%	23,512	16.67%	0.43%	1,080,142	19.66%
1.1.4 Camargo Corrêa Investimento em Infra-Estrutura S.A.	388,107	7.25%	7.06%	-	0.00%	0.00%	388,107	7.06%
Noncontrolling shareholders	5	0.00%	0.00%	-	0.00%	0.00%	5	0.00%
1.1.4 Other shareholders	5	0.00%	0.00%	-	0.00%	0.00%	5	0.00%
Total	5,354,230	100.00%	97.43%	141,060	100.00%	2.57%	5,495,290	100.00%
4 - Entity: 1.1.1 Átila Holdings S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
1.1.1.1 Construções e Comércio Camargo Corrêa S.A.	380,575,180	46.33%	46.33%		0.00%	0.00%	380,575,180	46.33%
1.1.1.2 Camargo Corrêa S.A	440,877,607	53.67%	53.67%		0.00%	0.00%	440,877,607	53.67%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
5 - Entity: 1.1.2 Camargo Corrêa Energia S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,357,982	100.00%	77.41%	688,220	100.00%	22.59%	3,046,202	100.00%
1.1.2.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	2,357,982	100.00%	77.41%	688,220	100.00%	22.59%	3,046,202	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	7	0.00%	0.00%	7	0.00%
1.1.2.2 Other shareholders	-	0.00%	0.00%	7	0.00%	0.00%	7	0.00%
Total	2,357,982	100.00%	77.41%	688,227	100.00%	22.59%	3,046,209	100.00%
6 - Entity: 1.1.3 Camargo Corrêa S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	48,941	99.99%	34.45%	93,099	100.00%	65.54%	142,040	100.00%
1.1.3.1 Participações Morro Vermelho S.A.	48,941	99.99%	34.45%	93,099	100.00%	65.54%	142,040	100.00%
Noncontrolling shareholders	5	0.01%	0.00%	1	0.00%	0.00%	6	0.00%
1.1.3.2 Other shareholders	5	0.01%	0.00%	1	0.00%	0.00%	6	0.00%
Total	48,946	100.00%	34.46%	93,100	100.00%	65.54%	142,046	100.00%
7 - Entity: 1.1.1.1 Construções e Comércio Camargo Corrêa S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	363,933	100.00%	80.57%	87,772	99.99%	19.43%	451,705	99.99%
1.1.1.1.1 Camargo Corrêa Construções e Participações S.A.	363,933	100.00%	80.57%	87,772	99.99%	19.43%	451,705	99.99%
Noncontrolling shareholders	5	0.00%	38.46%	8	0.01%	0.00%	13	0.01%
1.1.1.1.2 Other shareholders	5	0.00%	38.46%	8	0.01%	0.00%	13	0.01%
Total	363,938	100.00%	80.57%	87,780	100.00%	19.43%	451,718	100.00%
8 - Entity: 1.1.1.1.1 Camargo Corrêa Construções e Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,749,756,288	100.00%	100.00%	-	0.00%	0.00%	2,749,756,288	100.00%
1.1.1.1.1.1 Camargo Corrêa S.A.	2,749,756,288	100.00%	100.00%	-	0.00%	0.00%	2,749,756,288	100.00%
Noncontrolling shareholders	6	0.00%	0.00%	-	0.00%	0.00%	6	0.00%
1.1.1.1.1.2 Other shareholders	6	0.00%	0.00%	-	0.00%	0.00%	6	0.00%
Total	2,749,756,294	100.00%	100.00%	-	0.00%	0.00%	2,749,756,294	100.00%

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

9 - Entity: 1.1.2.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	861,502,274	100.00%	100.00%	-	0.00%	0.00%	861,502,274	100.00%
1.1.2.1.1 Camargo Corrêa S.A.	861,502,274	100.00%	100.00%	-	0.00%	0.00%	861,502,274	100.00%
Noncontrolling shareholders	7	0.00%	0.00%	-	0.00%	0.00%	7	0.00%
1.1.2.1.2 Other shareholders	7	0.00%	0.00%	-	0.00%	0.00%	7	0.00%
Total	861,502,281	100.00%	100.00%	-	0.00%	0.00%	861,502,281	100.00%
10 - Entity: 1.1.3.1 Participações Morro Vermelho S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,249,994	100.00%	33.33%	4,500,000	100.00%	66.67%	6,749,994	99.99%
1.1.3.1.1 RCABON Empreendimentos e Participações S.A	749,998	33.33%	11.11%	-	0.00%	0.00%	749,998	11.11%
1.1.3.1.2 RCNON Empreendimentos e Participações S.A	749,998	33.33%	11.11%	-	0.00%	0.00%	749,998	11.11%
1.1.3.1.3 RCPODON Empreendimentos e Participações S.A	749,998	33.33%	11.11%	-	0.00%	0.00%	749,998	11.11%
1.1.3.1.4 RCABPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	22.19%	1,498,080	22.19%
1.1.3.1.5 RCNPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	22.19%	1,498,080	22.19%
1.1.3.1.6 RCPODPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	22.19%	1,498,080	22.19%
1.1.3.1.7 RRRPN Empreendimentos e Participações S.A	-	0.00%	0.00%	5,760	0.13%	0.09%	5,760	0.09%
Noncontrolling shareholders	6	0.01%	0.00%	-	0.00%	0.00%	6	0.01%
1.1.3.1.8 Other shareholders	6	0.01%	0.00%	-	0.00%	0.00%	6	0.01%
Total	2,250,000	100.00%	33.33%	4,500,000	100.00%	66.67%	6,750,000	100.00%
11 - Entity: 1.1.3.1.1 RCABON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.98%	40	26.67%	0.01%	749,890	99.99%
1.1.3.1.1.1 Rosana Camargo de Arruda Botelho	749,850	100.00%	99.98%	40	26.67%	0.01%	749,890	99.99%
Noncontrolling shareholders	-	0.00%	0.00%	110	73.33%	0.01%	110	0.01%
1.1.3.1.1.2 Other shareholders		0.00%	0.00%	110	73.33%	0.01%	110	0.01%
Total	749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
12 - Entity: 1.1.3.1.2 RCNON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.98%	40	26.67%	0.01%	749,890	99.99%
1.1.3.1.2.1 Renata de Camargo Nascimento	749,850	100.00%	99.98%	40	26.67%	0.01%	749,890	99.99%
Noncontrolling shareholders	-	0.00%	0.00%	110	73.33%	0.01%	110	0.01%
1.1.3.1.2.2 Other shareholders		0.00%	0.00%	110	73.33%	0.01%	110	0.01%
Total	749,850	100.00%	99.98%	150	100.00%	0.01%	750,000	100.00%
13 - Entity: 1.1.3.1.3 RCPODON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.98%	-	0.00%	0.00%	749,850	99.98%
1.1.3.1.3.1 Regina de Camargo Pires Oliveira Dias	749,850	100.00%	99.98%		0.00%	0.00%	749,850	99.98%
Noncontrolling shareholders	-	0.00%	0.00%	150	100.00%	0.02%	150	0.02%
1.1.3.1.3.2 Other shareholders		0.00%	0.00%	150	100.00%	0.02%	150	0.02%
Total	749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
14 - Entity: 1.1.3.1.4 RCABPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,890	99.99%	99.99%	-	0.00%	0.00%	1,499,890	99.99%
1.1.3.1.4.1 Rosana Camargo de Arruda Botelho	1,499,890	99.99%	99.99%		0.00%	0.00%	1,499,890	99.99%
Noncontrolling shareholders	110	0.01%	0.01%	-	0.00%	0.00%	110	0.01%
1.1.3.1.4.2 Other shareholders	110	0.01%	0.01%		0.00%	0.00%	110	0.01%
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
15 - Entity: 1.1.3.1.5 RCNPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,890	99.99%	99.99%	-	0.00%	0.00%	1,499,890	99.99%
1.1.3.1.5.1 Renata de Camargo Nascimento	1,499,890	99.99%	99.99%		0.00%	0.00%	1,499,890	99.99%
Noncontrolling shareholders	110	0.01%	0.01%	-	0.00%	0.00%	110	0.01%
1.1.3.1.5.2 Other shareholders	110	0.01%	0.01%		0.00%	0.00%	110	0.01%
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

16 - Entity: 1.1.3.1.6 RCPODPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,850	99.99%	99.99%	-	0.00%	0.00%	1,499,850	99.99%
1.1.3.1.6.1 Regina de Camargo Pires Oliveira Dias	1,499,850	99.99%	99.99%		0.00%	0.00%	1,499,850	99.99%
Noncontrolling shareholders	150	0.01%	0.01%	-	0.00%	0.00%	150	0.01%
1.1.3.1.6.2 Other shareholders	150	0.01%	0.01%		0.00%	0.00%	150	0.01%
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
17 - Entity: 1.1.3.1.7 RRRPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
1.1.3.1.7.1 Rosana Camargo de Arruda Botelho	1,980	33.33%	33.33%		0.00%	0.00%	1,980	33.33%
1.1.3.1.7.2 Renata de Camargo Nascimento	1,980	33.33%	33.33%		0.00%	0.00%	1,980	33.33%
1.1.3.1.7.3 Regina de Camargo Pires Oliveira Dias	1,980	33.34%	33.34%		0.00%	0.00%	1,980	33.34%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
18 - Entity: 1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
1.2.1 Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	130,163,541	100.00%	100.00%		0.00%	0.00%	130,163,541	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%		0.00%
Total	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
19 - Entity: 1.3 Bonaire Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	66,728,872	100.00%	100.00%	-	0.00%	0.00%	66,728,872	100.00%
1.3.1 Energia São Paulo Fundo de Investimento em Participações	66,728,872	100.00%	100.00%		0.00%	0.00%	66,728,872	100.00%
Noncontrolling shareholders	6	0.00%	0.00%	-	0.00%	0.00%	6	0.00%
1.3.2 Other shareholders	6	0.00%	0.00%	-	0.00%	0.00%	6	0.00%
Total	66,728,878	100.00%	100.00%	-	0.00%	0.00%	66,728,878	100.00%
20 - Entity: 1.3.1 Energia São Paulo Fundo de Investimento em Participações	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
1.3.1.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	353,528,507	44.39%	44.39%		0.00%	0.00%	353,528,507	44.39%
1.3.1.2 Fundação Petrobras de Seguridade Social - Petros	181,405,069	22.78%	22.78%		0.00%	0.00%	181,405,069	22.78%
1.3.1.3 Fundação Sabesp de Seguridade Social - Sabesprev	4,823,881	0.61%	0.61%		0.00%	0.00%	4,823,881	0.61%
1.3.1.4 Fundação Sistel de Seguridade Social	256,722,311	32.23%	32.23%		0.00%	0.00%	256,722,311	32.23%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	796,479,768	100%	100%	-	-	-	796,479,768	100%
21 - Entity: 1.3.1.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%
1.3.1.1.1 Fundação CESP	353,528,507	100.00%			0.00%	0.00%	353,528,507	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	353,528,507	100%	100%		0%	0%	353,528,507	100%
22 - Entity: 1.5 BNDES Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.4.1 Banco Nacional de Desenv. Econômico e Social (1)	1	100.00%	100.00%		0.00%	0.00%	1	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%

(1) State agency - Federal Government Number of shares is expressed in units

Commitment to arbitrage

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

Quartely Social Report 2012 /2011 (*)
Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	1st quarter of 2012 Value (R$ 000)			1st quarter of 2011 Value (R$ 000)
Net Revenues (NR)	3,420,988			3,022,784
Operating Result (OR)	653,205			723,050
Gross Payroll (GP)	141,617			131,931
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	11,804	8.34%	0.35%	11,978	9.08%	0.40%
Mandatory payroll taxes	40,149	28.35%	1.17%	31,064	23.55%	1.03%
Private pension plan	7,675	5.42%	0.22%	7,177	5.44%	0.24%
Health	6,873	4.85%	0.20%	4,753	3.60%	0.16%
Occupational safety and health	366	0.26%	0.01%	0	0.00%	0.00%
Education	491	0.35%	0.01%	424	0.32%	0.01%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	2,218	1.57%	0.06%	1,740	1.32%	0.06%
Day-care / allowance	225	0.16%	0.01%	217	0.16%	0.01%
Profit / income sharing	11,604	8.19%	0.34%	7,112	5.39%	0.24%
Others	1,599	1.13%	0.05%	1,151	0.87%	0.04%
Total - internal social indicators	83,004	58.61%	2.43%	65,616	49.74%	2.17%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	115	0.02%	0.00%	65	0.01%	0.00%
Culture	1,721	0.26%	0.05%	2,045	0.28%	0.07%
Health and sanitation	4	0.00%	0.00%	0	0.00%	0.00%
Sport	7	0.00%	0.00%	2	0.00%	0.00%
War on hunger and malnutrition	5	0.00%	0.00%	0	0.00%	0.00%
Others	773	0.12%	0.02%	367	0.05%	0.01%
Total contributions to society	2,625	0.40%	0.08%	2,479	0.34%	0.08%
Taxes (excluding payroll taxes)	1,624,096	248.63%	47.47%	1,550,172	214.39%	51.28%
Total - external social indicators	1,626,721	249.04%	47.55%	1,552,651	214.74%	51.36%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	8,724	1.34%	0.26%	8,630	1.19%	0.29%
Investments in external programs and/or projects	9,165	1.40%	0.27%	6,984	0.97%	0.23%
Total environmental investments	17,889	2.74%	0.52%	15,614	2.16%	0.52%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	1st quarter of 2012 Value (R$ 000)			1st quarter of 2011 Value (R$ 000)
Nº of employees at the end of period	8,100			8,018
Nº of employees hired during the period	544			399
Nº of outsourced employees	ND			ND
Nº of interns	203			271
Nº of employees above 45 years age	1,892			2,102
Nº of women working at the company	1,942			1,893
% of management position occupied by women	11.24%			11.41%
Nº of Afro-Brazilian employees working at the company	1,006			961
% of management position occupied by Afro-Brazilian employees	2.38%			2.81%
Nº of employees with disabilities	270			282
6 - Relevant information regarding the exercise of corporate citizenship	1st quarter of 2012 Value (R$ 000)			1st quarter of 2011 Value (R$ 000)
Ratio of the highest to the lowest compensation at company	21.05			74.24
Total number of work-related accidents	8			3
Social and environmental projects developed by the company were decided upon by:	( ) direção	( X ) direção e gerências	( ) todos(as) empregados(as)	( ) direção	( X ) direção e gerências	( ) todos(as) empregados(as)
Health and safety standards at the workplace were decided upon by:	( ) direção e gerências	( ) todos(as) empregados(as)	( X ) todos(as) + Cipa	( ) direção e gerências	( ) todos(as) empregados(as)	( X ) todos(as) + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) não se envolve	( ) segue as normas da OIT	( X ) incentiva e segue a OIT	( ) não se envolve	( ) segue as normas da OIT	( X ) incentiva e segue a OIT
The private pension plan contemplates:	( ) direção	( ) direção e gerências	( X ) todos(as) empregados(as)	( ) direção	( ) direção e gerências	( X ) todos(as) empregados(as)
The profit / income sharing contemplates:	( ) direção	( ) direção e gerências	( X ) todos(as) empregados(as)	( ) direção	( ) direção e gerências	( X ) todos(as) empregados(as)
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) não são considerados	( X ) são sugeridos	( ) são exigidos	( ) não são considerados	( X ) são sugeridos	( ) são exigidos
Regarding the participation of employees in voluntary work programs, the company:	( ) não se envolve	( ) apóia	( X ) organiza e incentiva	( ) não se envolve	( ) apóia	( X ) organiza e incentiva
Total number of customer complaints and criticisms:	na empresa	no Procon	na Justiça	na empresa (**)	no Procon	na Justiça
	294,447	384	1,235	312,583	472	1,068
% of complaints and criticisms attended to or resolved:	na empresa	no Procon	na Justiça	na empresa	no Procon	na Justiça
	100%	100%	5.19%	100%	100%	9.34%
Total value-added to distribute (R$ 000):	1Q12 Value (R$ 000)	2,589,836		1Q11 Value (R$ 000)	2,436,927
Value-Added Distribution (VAD):	64% government 6% employees 0% shareholders 14% third parties 16% retained			65% government 5% employees 0% shareholders 11% third parties 19% retained
7 - Other information
Consolidated information
In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Information not reviewed by the independent auditors
(**) Indicator adjusted due to standardization of criteria used for in the process of this information of the distribution subsidiaries.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2012 - CPFL Energia S. A

REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from
the Original Previously Issued in Portuguese)

CPFL Energia S.A.

Individual and Consolidated Interim Financial
Information for the Quarter Ended March 31,
2012 and Report on Review of Interim
Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Av. Dr. José Bonifácio Coutinho Nogueira, 150 - 5º andar Campinas - SP - 13091-611 Brasil Tel: + 55 (19) 3707-3000 Fax:+ 55 (19) 3707-3001 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of CPFL Energia S.A. (“CPFL Energia” or “Company”), included in the Interim Financial Information Form (“ITR”), for the quarter ended March 31, 2012, which comprises the balance sheet and related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the quarter then ended, including the explanatory notes.

Management is responsible for the preparation of these individual interim financial information in accordance with technical pronouncement CPC 21 - Demonstração Intermediária (Interim Financial Reporting) and the consolidated interim financial information in accordance with technical pronouncement CPC 21 and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of the Interim Financial Information (“ITR”). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information statement (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information Form referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 applicable to the preparation of Interim Financial Information (“ITR”) and presented in accordance with the standards issued by the Brazilian Exchange and Securities Commission (“CVM”).

“Deloitte” refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its Member Firms.

© Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information Form referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 and IAS 34 applicable to the preparation of Interim Financial Information (“ITR”) and presented in accordance with the standards issued by the Brazilian Securities Commission (“CVM”).

Emphasis of matter

As set forth in note 2.1, the individual interim financial information was prepared in accordance with the accounting practices adopted in Brazil and presented in accordance with technical pronouncement CPC 21 applicable to the preparation of Interim Financial Information (“ITR”). In the case of CPFL Energia, these accounting practices differ from the IFRSs, applicable to separate financial statements, only with respect to the measurement of investments in subsidiaries, associates and joint ventures by the equity method of accounting, which, for purposes of IFRS, would be measured at cost or fair value. Our review report was not qualified due to this matter.

Other matters

Statements of Value Added

We have also reviewed the individual and consolidated interim Statements of Value Added (“DVA”) for the quarter ended March 31, 2012, prepared under Management's responsibility, the presentation of which is required by the standards issued by the Brazilian Securities Commission (“CVM”) applicable to the preparation of Interim Financial Information (“ITR”), and is considered as supplemental information for IFRS that does not require the presentation of DVA. These statements were subjected to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in connection with the individual and consolidated interim financial statements taken as a whole.

Audit and review of prior-year and prior-quarter amounts, respectively

The respective individual and consolidated amounts for the year ended December 31, 2011 and the interim financial information for the quarter ended March 31, 2011, presented for comparative purposes, were audited and reviewed by other independent auditors, who issued their reports containing emphases of matters paragraph similar to the emphasis paragraph referred to above as of February 24, 2012 and May 4, 2011, respectively.

Other

The accompanying financial information has been translated into English for the convenience of readers outside Brazil.

Campinas, May 2, 2012

DELOITTE TOUCHE TOHMATSU	Marcelo Magalhães Fernandes
Auditores Independentes	Engagement Partner

The pages related to the Interim Financial Information (“ITR”) reviewed by us are marked for identification purpose only.

© 2012 Deloitte Touche Tohmatsu. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 03, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.